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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

MERANT plc
ABBEY VIEW, EVERARD CLOSE, ST. ALBANS, HERTFORDSHIRE, AL1 2PS
UNITED KINGDOM

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F      X          Form 40-F

[Indicated by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

Yes                   No      X

EXPLANATORY NOTE:

Attached hereto (and furnished as part of this report) are the following items:

1.
Annual Report and Accounts for the fiscal year ended April 30, 2003 as distributed to shareholders and filed with the U.K. Listing Authority

2.
Explanatory letter and Notice of Meeting for the 2003 Annual Meeting of Shareholders to be held December 4, 2003 as distributed to shareholders and filed with the U.K. Listing Authority

3.
Form of Proxy for use by shareholders in connection with the 2003 Annual Meeting of Shareholders as distributed to shareholders and filed with the U.K. Listing Authority

SIGNATURE

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merant plc

By:	/s/ STEPHEN M. GOING
Name:	Stephen M. Going
Title:	Vice President, General Counsel & Secretary

2003 ANNUAL REPORT AND ACCOUNTS

www.merant.com

MERANT plc
TABLE OF CONTENTS

Letter to Our Shareholders	1
Financial Review	3
Directors' Report	5
Report on Corporate Governance	9
Directors' Remuneration Report	13
Statement of Directors' Responsibilities	18
Independent Auditors' Report	19
Consolidated Profit and Loss Account	21
Consolidated Balance Sheet	22
Consolidated Cash Flow Statement	23
Notes to the Consolidated Cash Flow Statement	24
Company Balance Sheet	25
Consolidated Statement of Total Recognised Gains and Losses	26
Reconciliations of Movements in Shareholders' Funds	27
Notes to the Consolidated Financial Statements	28
Five Year Record	44
Further Information for Shareholders	45

In this report, "the Company" means Merant plc and
"Merant" or "the Group" means Merant plc and all of its subsidiary undertakings

Merant plc, Registered office: Abbey View, Everard Close, St. Albans, Hertfordshire, AL1 2PS, U.K.

Registered in England No. 01709998.

MERANT plc

YEAR ENDED 30 APRIL 2003

Letter to Our Shareholders

        Merant has made significant progress during fiscal year 2003. In our last annual report it was outlined that our goal for fiscal 2003 was to continue our focus on increasing value to our shareholders by returning to profitability and establishing a strategic direction for the Group moving forward. We made good progress on these goals as illustrated by the following accomplishments:

  •
  Operating earnings before interest and taxes (excluding charges for goodwill amortisation and fundamental restructuring) in fiscal 2003 (year ended 30 April 2003) increased to £2.8m compared to the £12.1m loss from continuing operations (net of £5.9m goodwill amortisation related to discontinued operations—see note 3) reported in fiscal 2002 (year ended 30 April 2002).

  •
  Fiscal 2003 revenue from continuing operations declined 9.7% from fiscal 2002 due to continued difficult economic conditions. In the face of this economic downturn, we trimmed operating expenses by £64m or 46.7% compared to fiscal 2002.

  •
  During this fiscal year, Merant returned an additional £11.8m to shareholders through market repurchases of our ordinary shares. The Group has now completed its return of capital through share buybacks originally announced in December of 2001, with a total share repurchase of approximately £35m or 32.2m shares, representing 24% of the outstanding issued share capital at the commencement of repurchases.

  •
  Notwithstanding very difficult economic and market conditions, Merant continued its investment in new and updated products, spending 23% of total revenue on research and development in fiscal 2003 compared with 20% in fiscal 2002.

  •
  The Group's fiscal 2003 ending balance sheet continued to be very strong, including £45.5m in cash and marketable securities and no debt.

        Merant's ability to perform relatively well this year in difficult economic conditions underscores the advantages of having a broad, strong and diverse customer base and a business model that includes a diverse mix of transaction sizes.

        Looking forward to fiscal 2004 (year ending 30 April 2004), while the Group maintains a cautious outlook regarding revenue and earnings performance, as global recessionary pressures continue to limit information technology and software development spending, we will continue striving to develop our business through the delivery of high caliber SCM solutions with our Professional and Dimensions products. In addition, growth initiatives aimed at driving incremental revenue beyond our current core client server (distributed) SCM market are currently focused in the following areas:

  1.
  Enterprise-wide Software Configuration Management: The Group plans to grow market share in the overall SCM market through enhancements to its current Dimensions product, as well as through the extension of Dimensions into the mainframe environment.

  2.
  Web Content Management: We have not been as successful as we had hoped with Collage, our web content management product. However, the Group plans to continue to enhance the Merant Collage product offering, a business content management solution that delivers enterprise-class capability and seamless integration with SCM solutions for a fraction of the price of competitive offerings.

  3.
  Configuration Management: The Group plans to move beyond software development into new markets requiring robust, high-end configuration management tools. By enriching its strong Dimensions product feature set, the Group is increasing its investment in new market segments.

        Over the longer term, once the economic conditions begin to improve and key additional product revenues emerge from its increased growth investments, the Group's goal continues to be the generation of sustainable 15 percent operating margins on sales. While we have made significant strides over this last year, there is much left to do. We are confident that when we report to you again next year we will have made further progress in developing the business of Merant.

J. Michael Gullard
Chairman of the Board

Gerald Perkel
President and Chief Executive Officer

15 October 2003

MERANT plc
FINANCIAL REVIEW

YEAR ENDED 30 APRIL 2003

        For the year ended 30 April 2003, our operating loss on continuing business improved significantly to £10.7m before interest, tax and exceptional items (2002: loss of £42.0m). After adding back goodwill amortisation from the operating performance the Group made a profit of £2.8m (2002: loss of £12.1m on continuing business—net of £5.9m amortisation of goodwill related to discontinued operations) or 3.4% (2002: -8.5%) of total revenue.

        Total revenue for continuing business in the year ended 30 April 2003 decreased by £8.5m to £78.6m. The weakening of the US dollar to the pound sterling from an average rate of 1.43 in the year ended 30 April 2002 to a rate of 1.55 in the year ended 30 April 2003 accounted for approximately £4.5m of the decrease.

        Licence fees accounted for approximately 38% (2002: 38%) of total revenue for continuing business and declined by 11% when compared to the year ended 30 April 2002. Maintenance Subscription Services accounted for 49% (2002: 46%) of total revenue. The remaining 13% (2002: 16%) consisted of consulting and training fees.

        Gross margins from continuing operations were 79% (2002: 76%). Total expenses reduced by 31% in the year to £89.3m, compared to £129.0m in 2002 (excluding discontinued operations and exceptional items). This decline is a direct result of the aggressive restructuring actions and general spending controls initiated over the year.

        Research and development expenditure totalled £17.8m compared to £24.2m last year. This represents 23% of total turnover (2002: 20%), emphasising the Group's continued commitment to product development.

        During the year the Group recorded fundamental restructuring charges of £3.5m. £2.4m arose in the first half and £1.1m arose in the second half of the year. The amounts were all related to the Group's previously announced restructuring programme with the aim of re-focusing the Group into the software configuration management market, plus growth initiatives, and to return the Group to profitability.

        The year ended 30 April 2003 also saw the finalisation of the disposal of two business units, Micro Focus (the Group's Application Creation and Transformation (ACT) business unit) and Data Direct (the Group's Enterprise Data Connectivity (EDC) business unit). The disposal of these business units occurred in the year ended 30 April 2002 however final settlement of all post closing contractual adjustments was not reached until 2003, resulting in an exceptional gain of £0.6m being recorded in the year.

        The Group's policy is to write off acquired goodwill over a five year period, resulting in a charge of £13.4m (2002: £35.3m).

        The Group recorded a £0.3m (2002: £nil) tax credit relating to the net favourable release of previously accrued tax liabilities in the fourth quarter. The Group believes that its effective rate will be near zero throughout 2004, due primarily to the availability of tax losses brought forward from prior years.

        The Board considers the most relevant measure of earnings/(loss) per share (EPS) to be basic EPS. Basic EPS is calculated by dividing profits/(losses) after tax and goodwill amortisation by the weighted average number of shares in issue. EPS calculated on this basis resulted in a loss per share of 12.4p (2002: loss of 49.6p).

        Ending cash balance was £45.5m (2002: £71.6m). Cash outflow from operating activities was £8.2m (2002: £22.8m). Non operating cash outflows totalled £12.8m, the most significant elements of which were:

  •
  Purchase of own shares—return of £11.7m to shareholders through the market re-purchase of 11,991,229 shares

  •
  Purchase of shares for the Merant Employee Benefit Trust 1994 and Employee Benefit Trust 2003 at an aggregate cost £2.2m

  •
  Proceeds from the sale of shares to employees under the Employee Share Purchase Plan scheme—£1.2m

  •
  Tax payments of £0.5m

        The Group's treasury seeks to reduce financial risk, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It operates within policies and procedures approved by the Board. The Group does not undertake any trading activity in financial instruments.

        During the year the class action suit against the Company was settled and all payments made under the settlement agreement were paid by the Company's insurance carrier. In December 2002 the settlement was approved and the case dismissed (see note 22).

Scott Hildebrandt
Chief Financial Officer

15 October 2003

MERANT plc
DIRECTORS' REPORT

YEAR ENDED 30 APRIL 2003

        The directors of Merant plc ("the Company") present their report together with the audited financial statements of the Company and its subsidiary undertakings (collectively "Merant" or "the Group") for the year ended 30 April 2003.

Principal activities

        Merant plc is the parent company of a group of companies whose principal activities are the design, development and marketing of software products and services. Specifically, following the sale of the Group's ACT and EDC businesses in the year ended 30 April 2002, Merant has since focused its resources on delivering the industry's most flexible and comprehensive enterprise change management solutions. Already in use at thousands of organizations across the globe, including 90 of the Fortune 100, Merant's products and services dramatically enhance the productivity, quality and ROI of customers' technology initiatives by allowing them to quickly and cost-effectively track, manage and control modifications in business-critical information assets.

Dividend

        The directors will not be recommending payment of a dividend in respect of the year ended 30 April 2003 (2002: £nil).

Purchase of own shares

        During the prior year, the Company began a process of returning excess capital to shareholders through the purchase for cancellation of its ordinary shares on the open market. This activity continued in the year ended 30 April 2003.

        Between 11 June 2002 and 15 January 2003 the Company purchased for cancellation 11,991,229 ordinary shares (having a nominal value of £240,000), representing approximately 10% of the Company's issued share capital at the time the authority was granted. The aggregate consideration was £11,777,000, representing an average price of approximately £0.98 per ordinary share. Authority to make these purchases was granted by shareholders at an extraordinary general meeting on 6 June 2002. The shares were purchased on the London Stock Exchange and were cancelled immediately. The authority expired, however, on 6 June 2003 and as such Merant has no further buy back authority.

        The Company provides loans to Merant Trustees Limited to enable it to purchase ordinary shares in the Company. These purchases are made primarily to ensure that the Company can fulfil its obligations under its Employee Share Purchase Plan ("ESPP") and to provide shares against which stock options can be issued under the 2003 Merant Share Incentive Plan ("2003 Plan"). During fiscal year 2003, Merant Trustees Limited received loans from the Company in the amount of £2,750,000 with which it purchased 300,000 shares in the Employee Benefit Trust 1994 for use under the ESPP and 1,550,000 ordinary shares in the Employee Benefit Trust 2003 for use under the 2003 Plan. For more information on the ESPP, see note 23 to the financial statements.

Future prospects

        A review of the business and an indication of future prospects are provided in the Letter to our Shareholders on page 1 and the Financial Review on page 3.

Directors

        The following served as directors of the Company during the year ended 30 April 2003:

Non-executive directors:	J Michael Gullard, Chairman (a) (c) Harold Hughes (a) Michel Berty (b) (c) Barry X Lynn (b) Don C Watters (a) (b)
Chief Executive Officer: (Executive director)	Gerald Perkel (c)
Notes:	(a) Member of audit committee (b) Member of remuneration committee (c) Member of nomination committee

Executive Director

        Mr. Perkel, who is 48, joined Merant on 20 September 2001 as the Company's President and Chief Executive Officer, and was appointed an executive director on the same date. He joined Merant from Xerox Corporation in the U.S.A., where he served as Senior Vice President and President of the Office Printing Business. He joined Xerox in January 2000 when Xerox acquired the Color Printing and Imaging Division of Tektronix, Inc., where he served as president. Mr. Perkel serves as Board President for the Juvenile Diabetes Research Foundation. He holds a Bachelor of Science degree in System Science Engineering from the University of California, Los Angeles.

Non-Executive Directors

        The Company's chairman, Mr. Gullard, is 58. He was appointed a non-executive director in May 1995 and was elected Chairman in March 1996. He is general partner of Cornerstone Management, a California, U.S.A. based venture capital and consulting firm that provides strategic focus and direction for technology companies primarily in the software and data communications industries. He is also a director of JDA Software Group, Inc. and Celeritek, Inc., and is Chairman of Netsolve, Inc., each a publicly-traded U.S. company. Mr. Gullard's 28 years in the technology industry includes a number of executive and management posts at Telecommunications Technology Inc. and Intel Corporation. He holds a Master of Business Administration and a Bachelor of Arts degree from Stanford University in California.

        Mr. Hughes, who is 57, was appointed a non-executive director in December 1993. Mr. Hughes worked for 26 years with Intel Corporation, where he held senior positions in financial and operational management. He is currently a director of the London Pacific Group Ltd., a publicly-traded financial services company, Xilinx, Inc., a publicly traded provider of programmable logic solutions, Atsana Semiconductor Corp., a U.S based venture-backed semiconductor company, eVineyard, a privately-held U.S. company and Remec Inc., a publicly traded communications company.

        Mr. Berty, who is 64, was appointed a non-executive director of the Company following the acquisition of Intersolv, Inc. in September 1998. He had been a non-executive director of Intersolv, Inc. since 1997. In July, 2003, Mr. Berty commenced service as CEO and Chairman of Security Biometrics Inc., a U.S. company publicly traded on the over-the-counter market. He is also on the boards of directors of Sapiens International Corporation N.V., a publicly-traded software solutions provider based in the Netherlands Antilles. He is also a director of iGate Corporation, a U.S. publicly traded company listed on NASDAQ, and Dataraid, e-Vantage Solutions, Inc., and NetGain, all of which are privately-owned U.S. based corporations. From 1972 until 1997 he was an executive of the Cap Gemini Group and served as Chairman of Cap Gemini America from 1993 to 1997.

        Mr. Lynn, who is 52, was appointed a non-executive director in September 1999. He is President and CEO of Be eXceL Management, Inc. and Director/General Partner of Shoreline Venture Management. Prior to founding Be eXceL Management, Inc, Mr. Lynn was with Wells Fargo for 16 years, his last position being President of Wells Fargo Technology Services. Previously, he served as the company's Chief Information Officer (CIO). Before that, he ran Wells Fargo's Private Banking Operations and their Investment Operations. Mr. Lynn founded and became the first President of Wells Fargo Securities.

        Mr. Watters, who is 60, was appointed a non-executive director in December 1999. He retired from McKinsey & Co in 1997 after 28 years service, most recently as a director. He continues to act as a consultant and as a member of the McKinsey Advisory Board.

        All of the Company's board members are U.S. citizens.

        The directors' remuneration report on page 13 sets out details of the Company's policy on the retirement of directors, the remuneration of the directors, their beneficial and non-beneficial interests in the share capital of the Company, and options they have been granted to acquire ordinary shares in the Company under the Merant share option plans.

        No director has or has had a material interest in any contract involving the Company, other than their service contracts where applicable, subsisting during or at the end of the financial year ended 30 April 2003 which was significant to the Group's business.

Substantial shareholders

        At 1 October 2003 the following interests of 3% or more in the share capital of the Company have been reported:

	Ordinary shares held	Percentage holding
Schroder Investment Management Limited	19,462,891	18.49%
Merant Trustees Limited	7,324,930	6.96%
UBS Asset Management Limited	5,747,161	5.46%
D3 Family Fund LP	4,626,383	4.39%
Legal & General Investment Management Limited	3,431,637	3.26%

        At 30 April 2003 The Bank of New York, acting as Depositary Bank, held approximately 14% of the Company's ordinary shares in respect of which American Depositary Shares ("ADSs") have been issued, evidenced by American Depositary Receipts ("ADRs"). The ADRs are traded in the United States on the Nasdaq National Market. On 13 March 1998 the Company split its ordinary shares on a 5-for-1 basis, but the Company's ADSs did not split and, consequently, each ADS now represents five ordinary shares. Some of the holdings reported above may be held in the form of ADSs, but for the purposes of the table, numbers of ADSs have been converted to numbers of ordinary shares.

Research and development

        Merant continues to invest in research and development, and continues to develop new products whilst updating and improving its existing products.

Branches

        During the year ended 30 April 2003 Merant has operated branches in Denmark, Italy, Japan, Korea and Norway. During the fiscal year, the Korean branch was established and the Norwegian branch was closed.

Employee involvement

        The directors acknowledge their responsibilities in communicating relevant information to the Group's employees. Merant operates a number of initiatives designed to develop the Group's arrangement for employee information and consultation, and to increase its employees' understanding of critical business factors, which affect the performance of the Group. It maintains regular communication through group meetings and team briefings.

        Most employees are eligible to become Merant shareholders through the ownership of options to acquire ordinary shares in the Company under the Merant share option plans. Employees are also eligible to invest in the Company through the Employee Share Purchase Plan. Details of these employee benefit plans are set out in note 23 to the financial statements.

Disabled employees

        Merant gives full and fair consideration to applications for employment from disabled persons where a handicapped or disabled person may adequately cover the requirements of the job with reasonable accommodation. If necessary Merant reasonably accommodates and endeavours to retrain any member of staff who develops disability during employment with Merant and to provide career development and promotion opportunities wherever appropriate.

Donations and political contributions

        Merant's policy is to concentrate support on projects related to the communities in which its employees and offices are located. During the year Merant donated approximately £1,000 (2002: £3,000) to U.K. charities and approximately £21,000 (2002: £19,000) to U.S. charities for total worldwide donations of £22,000 (2002: £22,000). No political contributions were made during the year (2002: £nil).

Environment

        Merant recognises its responsibilities for the environment, and the possible effects of its activities on the environment are given due consideration. As a software company, Merant believes its activities should have a minor effect on the environment. Merant has taken steps to reduce environmental impacts in such areas as minimisation of waste and energy conservation.

Supplier payment policy and practice

        The Group does not follow any code or standard on payment practices. It is, however, Group policy to agree payment terms with suppliers when negotiating the terms of transactions, to ensure that suppliers are made aware of the terms of payment, and to comply with those contractual arrangements. At the year end, there were 16 days (2002: 20 days) purchases in Group trade creditors.

Approval of Directors' Remuneration Report

        An ordinary resolution will be put to shareholders at the forthcoming Annual General Meeting to approve the Directors' Remuneration Report.

Auditors

        In accordance with Section 384 of the Companies Act 1985, a resolution for the reappointment of KPMG Audit Plc as auditors of the Company and the Group is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Stephen M. Going
Company Secretary

15 October 2003

MERANT plc
REPORT ON CORPORATE GOVERNANCE

YEAR ENDED 30 APRIL 2003

Background

        The Board supports the principles of the Combined Code relating to Good Governance and the Code of Best Practice, which was issued in June 1998. The Board considers that the Company complied fully throughout the year with the recommendations of the Combined Code, except as noted below.

Applying the principles of good governance

The Board:

        The Company is managed by a Board of Directors which meets at least once a quarter to review trading results and discuss operational, financial, legal and other business issues. In particular it deals with those matters reserved to it for decision, according to the schedule of responsibilities and authorities, which stipulates clear requirements for matters which exceed delegated authorities to be dealt with by the Board. These include:

  •
  business strategy

  •
  annual operating plans

  •
  business acquisitions and disposals

  •
  approval of financial statements

  •
  internal controls

        The Board deals with other matters as appropriate, and regularly receives presentations from senior management on issues such as sales and marketing initiatives, technological developments, human resources matters, information technology requirements, business processes and investor relations. The Board is supplied, in a timely manner, with information in a form and of a quality appropriate to enable it to discharge its duties.

        The board members are based in the U.S.A., and the board is generally constituted in line with U.S. practice. It consists of a non-executive Chairman, four other non-executive directors (all of whom are considered independent) and one executive director, the Chief Executive Officer. Senior management reports to the Board through the Chief Executive Officer, whose role is separate and distinct from that of the Chairman. Biographies of the directors are set out in the Directors' Report commencing on page 5. A list of the senior management is set out on the inside back cover page of this report. Each of the non-executive directors has senior executive experience in other companies. The non-executive directors are independent of management and, other than as noted below, free from any business or other relationship which could materially interfere with the exercise of the independent judgment that they offer on Board matters. None has previously served in an executive capacity with Merant. The senior non-executive director is Harold Hughes.

        The proportion of non-executive directors complies with the Code, and the Board considers that the balance achieved between executive and non-executive directors is appropriate and effective for the control and direction of the business.

        There are procedures for Board members to receive appropriate induction and training and to solicit independent professional advice, at the Company's expense, where specific expertise is required in the course of exercising their duties. All directors have access to the Company Secretary, who is responsible for ensuring compliance with appropriate statutes and regulations.

        Directors are subject to re-election by shareholders at the first opportunity after their appointment and thereafter at intervals of no more than three years, with one third of directors being required to submit for re-election by rotation each year.

Sub-committees of the Board:

        The Board is assisted by committees which have been established with written terms of reference. Their roles and composition are set out below.

        The audit committee consists of Mr. Hughes (Chairman), Mr. Gullard and Mr. Watters, all of whom are non executive directors. The role of the audit committee is explained under "Accountability and audit" below.

        The remuneration committee consists of three non-executive directors, Mr. Berty (Chairman), Mr. Lynn and Mr. Watters. Mr. Berty has been a member of the committee since 1999, and was appointed committee chairman in December 2000. Mr. Watters was appointed a member of the committee in December 2000, and Mr. Lynn was appointed a member of the committee in April 2002. None of the committee members has any personal financial interests (other than as shareholders and/or option holders of the Company), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business.

        The committee is responsible for recommending to the Board the framework of executive remuneration and then determining individual terms of employment. Those responsibilities cover salary and bonus arrangements, benefits, contracts of employment and share option grants. The committee operates in accordance with written terms of reference and is authorised to seek appropriate professional advice if it considers this necessary. It ensures that remuneration is appropriate to the executive director's responsibilities, taking into consideration the overall financial and business position of the Company, the highly competitive industry of which Merant is part, salary scales within the Company, and the importance of recruiting and retaining management of the appropriate calibre.

        The directors' remuneration report on page 13 provides full disclosure of the remuneration policy and the amounts of remuneration and benefits earned by the directors.

        The nomination committee consists of Mr. Gullard (Chairman), Mr. Perkel and Mr. Berty. The committee meets from time to time when required to do so, and makes recommendations to the Board on all proposed new appointments of directors. Such appointments are subject to subsequent confirmation by the shareholders.

Relations with shareholders

        Merant conducts regular dialogue with shareholders to ensure mutual understanding of objectives and divulges such information as is consistent with the guidelines of the Listing Rules of the Financial Services Authority and U.S. law.

        Merant's website includes an investors section, which includes an investor calendar, access to current and historical market prices of the Company's shares, financial reports and announcements, other information of interest to corporate and individual shareholders, as well as offering an e-mail alert service.

        All shareholders are invited to participate in the annual general meeting, where the Chief Executive Officer will be available to answer any questions. Each matter to be dealt with at the annual general meeting is addressed by a separate resolution. Proxy votes received are disclosed to the meeting after each resolution has been dealt with on a show of hands.

Accountability and audit

        The audit committee meets at least quarterly to consider the adequacy of the Group's system of internal controls, policies and procedures and the outcome of the external audit, and to review the group's annual and quarterly reports and accounts. It also involves the Group's auditors in that process, focusing particularly on compliance with legal requirements, accounting standards and the requirements of the U.K. Financial Services Authority and NASDAQ, and on an ongoing basis reviews the effectiveness of our systems of internal financial controls. It also advises the Board on the appointment of the Group's auditors together with their remuneration for both audit and non-audit work. The committee is authorised to investigate any activity within its terms of reference, to seek any information it requires from any employee and to obtain independent professional advice if it considers this necessary. Members of senior management and the external auditor normally attend its meetings. The committee regularly meets in private sessions to confer with the auditors without the attendance of executive officers and other members of the Group's management. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with the Board.

        Management prepares a comprehensive system of budgets with monthly reporting of actual results against targets, and provides directors with regular updates on the financial performance of the Group.

At its quarterly meetings, the Board is provided with an analysis of financial information which includes key performance and risk indicators. The Group's auditors are engaged to review the Group's reported results and balance sheet at each quarter end, and to audit the annual results and balance sheet which are included in this report. The Board is responsible for reviewing and approving for publication the financial results for the previous quarter.

        The Group does not currently have an internal audit function. The Board has reviewed the need for an internal audit function but has decided that the current control mechanisms are sufficient for the size of the Group. The Board has agreed to review the situation on an annual basis.

Risk management

        The directors have overall responsibility for ensuring that the Group maintains a system of internal control. This provides them with reasonable assurance that the assets are safe-guarded and therefore, shareholders investment is protected.

        The Board has established an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place for the year under review and continues up until the date of this Annual Report. The processes are reviewed regularly by the Directors and accords with the Combined Code and Turnbull guidance.

        Internal control is designed to manage, rather than eliminate the risk of failure to achieve the business' objectives. There are limitations in any system of internal control and, accordingly, even the most effective system can provide only reasonable, and not absolute, assurance with respect to the preparation of financial information and the safeguarding of assets and can only provide reasonable and not absolute assurance against material misstatement or loss.

        The Board has performed a review of the effectiveness of the internal controls in operation at the date of this report. They have reviewed, in detail, the significant risks identified that are faced by the Group along with the controls and communication process in place to manage the risks. The Board reviews the secondary risks on an exception basis and also reviews the embedded controls that exist within the organisation. Following the review the internal controls being operated by the Group to mitigate risk, are being re-examined and enhanced as appropriate.

        The Board regularly reviews the following key procedures that were established to provide effective internal control and risk assessment:

  •
  Annual budgets are prepared with input from executive managers responsible for the different business disciplines. Budgets are updated through a system of monthly and quarterly forecasts;

  •
  An ongoing process for identifying, evaluating and managing the significant risks faced by the Group;

  •
  Management accounts are produced each month and the financial results are measured against the budget and forecasts to identify and investigate any significant variations;

  •
  The Board continues to review the major risks to the business. These are assessed and responsibility allocated to minimise them;

  •
  Maintenance of a control environment directed towards the proper management of risk;

  •
  The Group appoints staff of the necessary calibre to fulfil their allotted responsibilities.

Going concern

        In compliance with the recommendation of the Combined Code to report that the business is a going concern, after making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and the financial statements will be prepared on the going concern basis. The directors believe this to be appropriate for the following reasons.

        The Group made an operating profit before amortisation of goodwill and exceptional items in the year ended 30 April 2003 of £2.8m and incurred exceptional restructuring costs of £3.5m. At 30 April 2003 the Group had net cash balances of £45.5m. The directors have prepared their budgets for the year ended 30 April 2004 and these projections show that the Group will generate sufficient cash to enable the Group to meet its liabilities as they fall due.

Communications

        Communications with shareholders are given a high priority. The Annual Report is sent to shareholders and the 20-F is available on request. In addition, at the half year, an interim report is produced and sent to shareholders and the quarterly results are published via the London Stock Exchange and by press release.

Compliance with Best Practice

        The Group is required to report on its compliance with the provisions of Section 1 of the Combined Code throughout the year ended 30 April 2003. Except as detailed below, the directors consider that the Company has complied throughout the period under review with the provisions of Section 1 of the Combined Code.

        In prior years, Merant's non-executive directors have been granted share options in accordance with a resolution passed by shareholders at the 1999 annual general meeting. Provision A.3.2 of the Combined Code requires that non-executive directors should be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment. While the Company has maintained that the numbers of options granted to the non-executive directors are de minimis in terms of their own personal wealth and therefore does not compromise their independence; the existence of these option grants has caused the Company to be out of compliance with Provision A.3.2 of the Combined Code. Effective 1 April 2003, each of the Company's non-executive directors agreed to cancel and terminate all outstanding options to acquire Company shares and therefore no non-executive director held options as of 30 April 2003. For more information, please see the directors' remuneration report commencing on page 13.

J Michael Gullard
Chairman of the Board

15 October 2003

MERANT plc
DIRECTORS' REMUNERATION REPORT

YEAR ENDED 30 APRIL 2003

        Directors' remuneration is determined by recommendations from the remuneration committee, whose composition and terms of reference are set out in the Report on Corporate Governance commencing on page 9.

        Directors' remuneration policy is in line with the Group's overall practice on pay and benefits. This is, to reward employees competitively, taking into account individual performance, Group performance, market comparisons and the competitive pressures in the software industry. External comparisons are made looking at comparable roles in our industry. During fiscal year 2003, the remuneration committee appointed Andrew White from Sellbourne Inc to review the compensation and benefits packages to ensure alignment to market standards. Neither Andrew White or Sellbourne Inc provided any other services to the Group in the year. At this stage it is believed the same policy will be continued in subsequent fiscal years.

Executive Director's Remuneration Policy

        The remuneration package for Merant's executive director is designed to attract, motivate, and retain individuals of the necessary calibre. It is determined by reference to relevant market data for the countries in which the director performs his duties, and recognises the continuing competitive market in the sectors in which Merant operates. It is intended that the executive director's remuneration is positioned in the upper quartile of the market place. The chief components of the executive director's remuneration, as they applied to the holder of that office, Mr Perkel, during the year ended 30 April 2003, are as follows:

        Basic salary:    the salary rate for the executive director is reviewed annually, taking into account the performance of the Group, the individual job performance, market trends and data relating to executive director compensation of companies in comparable circumstances.

        Performance-related bonus:    the executive director is eligible for an annual performance-related bonus. The philosophy is to offer greater than market opportunities in terms of bonus compensation, scaling upwards if Merant's performance exceeds the targets set. The bonus is based on fixed formulae measuring Merant's performance against targets set at the beginning of the financial year. In the case of Mr. Perkel, the annual target bonus was based on a plan presented to and approved by the Board of Directors prior to the commencement of the fiscal year.

        Pension contributions:    the Group does not operate a pension scheme for its directors. The executive director is eligible to participate in Merant's retirement plan for U.S.-based employees (401(k) plan), whereby Merant will partially match employee contributions to the plan, subject to the rules of the U.S. Internal Revenue Service.

        Other benefits:    the executive director is entitled to participate in all welfare plans and policies provided to other senior executives, including tax and financial planning, medical, dental, disability, life, accidental death and travel insurance.

        Compensation for loss of office:    the level of compensation offered by the Group is determined by the need to provide the executive director with a competitive package in accordance with the criteria described above. In the case of Mr. Greenfield, the Company's former Chief Executive Officer and executive director who was replaced by Mr Perkel in September 2001, this entitlement did not exceed the equivalent of two years' pay and consisted of a maximum of one year's salary and bonus as severance and an additional one year's salary and bonus for services rendered to the Group for twelve months following termination and as consideration for certain non-compete covenants. In addition, his welfare benefits would continue for eighteen months. In the event that Mr. Perkel's employment is terminated without cause or he resigns under certain defined circumstances, Mr. Perkel will be entitled to receive twelve monthly severance payments equal to his monthly base salary, plus a proportion of his bonus. The bonus amount due in each month will be the greater of one-twelfth of (i) his annualised actual bonus over the twelve months preceding the termination, or (ii) 50% of the annual target bonus. In addition, his welfare benefits would continue for the duration of the severance period. Mr. Perkel has agreed to a 12-month non-competition covenant on termination preventing him from engaging in competition with the Group. If Mr. Perkel is terminated without cause or resigns for good reason, at any time, from the date the Board of Directors approves a transaction which, if consummated, will result in a change of control and continuing for 12 months following the effective date of the change of control, Mr. Perkel is entitled to receive, for a period of 24 consecutive months following the termination or resignation, an amount equal to the sum of monthly base salary plus one twelfth of his annual target bonus.

        Share plans:    the executive director is eligible to participate in the Merant share option plans. Option prices are set at the market price at date of grant, and are not offered at a discount. The grant of share options to the executive director, vesting over four years, is designed to ensure that an element of his remuneration is directly related to long-term growth in shareholder value. The options are not subject to any performance conditions. The Company does not impose specific Group performance thresholds or criteria for the vesting of options, choosing instead to manage directly the performance of each employee and take corrective actions as necessary. The executive director is also eligible to participate in the Company's Employee Share Purchase Plan on the same terms as apply to all employees. Under the plan, employees may purchase shares at discounted rates. Details of these employee benefit plans are set out in note 23 to the financial statements.

        Long term incentives:    the executive director is not eligible for any other long-term incentive payments.

Remuneration for non-executive directors

        Remuneration for non-executive directors is determined by the Board as a whole. The Remuneration committee appointed an independent advisor to review the compensation and benefits packages to ensure alignment to market standards. Non-executive directors receive an annual retainer and earn additional fees for attendance at Board meetings and for time spent on other Company-related business. Fees are set within the limits stipulated in the Company's Articles of Association.

        Non-executive directors are eligible to participate in the Merant 1998 share option plan, details of which are set out in note 23 to the financial statements. However the Board of directors has elected to suspend the use of stock options as a means of compensating non-executive directors and, effective 1 April 2003, each non-executive director agreed to terminate and cancel all then outstanding options in exchange for certain cash consideration. See information under "Directors Share Options" on page 16.

Service agreements

        Mr. Perkel was appointed Chief Executive Officer on 20 September 2001. His appointment is at will, and may be terminated by him or by the Company at any time for any reason. Upon termination for other than death, disability, or cause, or if he resigns under certain defined circumstances, he is entitled to compensation as set out above. Mr. Perkel has agreed to devote all of his business time and attention to the business of the Company. The terms of Mr. Perkel's service contract relating to compensation for loss of office were determined by the Board in the reasonable exercise of its discretion based on U.S.-based market practices for similar positions.

        None of the non-executive directors has a letter of appointment.

        Each of the Company's non-executive directors are free to accept other appointments, directorships and positions to the extent consistent with the periodic obligations to the Company and subject to applicable legal and ethical standards relating to conflict of interest.

        The Company's Articles of Association require that one third of the directors should retire by rotation each year and submit for re-election. Mr. Perkel and Mr. Watters will therefore retire at the 2003 annual general meeting and, being eligible, will offer themselves for re-election. Mr. Watters does not have a service agreement with the Company. Mr. Perkel's service agreement is terminable at will by the Company.

Directors' Remuneration (audited)

        The following table analyses the remuneration earned by each director in the year ended 30 April 2003 and discloses summary information for the year ended 30 April 2002:

	Salary £'000	Performance related pay £'000	Fees £'000	Benefits- in-kind £'000	2003(1) £'000	2002 £'000
J Michael Gullard	—	—	102	—	102	101
Michel Berty	—	—	24	—	24	31
Harold Hughes	—	—	26	—	26	29
Barry X Lynn	—	—	23	—	23	24
Gerald Perkel	288	474	—	11	773	560
Don C Watters	—	—	27	—	27	29
Gary Greenfield (resigned 31 October 2001)	—	—	—	—	—	*2,645

	288	474	202	11	975	3,419

(1)
Excludes one-time cash payments of £116,000 made to directors in exchange for cancellation of all outstanding stock options. See Directors' share options below.

*
includes £844,000 in respect of compensation for loss of office

Directors' shareholdings (audited)

        The beneficial and non-beneficial interests in the ordinary shares of the Company of the directors holding office at 30 April 2003 are as follows:

	30 April 2003	30 April 2002
J Michael Gullard, Chairman	126,774	64,361
Michel Berty	24,758	6,861
Harold Hughes	134,758	116,861
Barry X Lynn	24,758	6,861
Gerald Perkel	34,865	—
Don C Watters	24,758	6,861

        There have been no changes to the above shareholdings since the year-end.

Directors' share options (audited)

        The following table sets out the numbers of options to acquire ordinary shares or ADSs held during the year by each director in office at 30 April 2003 and the changes in their holdings during the year. All options granted to directors vest over a period of four years from the date of grant and are not offered at a discount.

Numbers of options
	Date of option grant	Exercise price (in GBP)	At 30 April 2002	Granted in the year	Lapsed in the year	Cancelled in the year		At April 30 2003	Earliest exercise date	Latest exercise date
J Michael Gullard	21 Jun 1996 16 Sep 1999 30 Nov 2000 14 Dec 2001	1.67 2.87 0.78 1.02	100,000 20,000 20,000 20,000	— — — —	— — — —	(100,000 (20,000 (20,000 (20,000	) ) ) )	— — — —	21 Jun 1997 16 Sep 1999 30 Nov 2000 14 Dec 2001	21 Jun 2006 16 Sep 2009 30 Nov 2010 14 Dec 2011
Michel Berty	30 Nov 2000 14 Dec 2001	0.78 1.02	10,000 10,000	— —	— —	(10,000 (10,000	) )	— —	30 Nov 2000 14 Dec 2001	30 Nov 2010 14 Dec 2011
Harold Hughes	19 Aug 1992 16 Jun 1994 16 Sep 1999 30 Nov 2000 14 Dec 2001	3.00 2.40 2.87 0.78 1.02	50,000 10,000 10,000 10,000 10,000	— — — —	(50,000 — — — —)	(10,000 (10,000 (10,000 (10,000	) ) ) )	— — — — —	19 Aug 1993 16 Jun 1995 16 Sep 1999 30 Nov 2000 14 Dec 2001	19 Aug 2002 16 Jun 2004 16 Sep 2009 30 Nov 2010 14 Dec 2011
Barry X Lynn	16 Sep 1999 30 Nov 2000 14 Dec 2001	2.87 0.78 1.02	10,000 10,000 10,000	— — —	— — —	(10,000 (10,000 (10,000	) ) )	— — —	16 Sep 1999 30 Nov 2000 14 Dec 2001	16 Sep 2009 30 Nov 2010 14 Dec 2011
Gerald Perkel(1)	20 Sep 2001 24 Sep 2002	0.69 0.84	2,750,000 —	— 687,500	— —			2,750,000 687,500	20 Sep 2002 24 Sep 2003	20 Sep 2011 24 Sep 2012
Don C Watters	8 Dec 1999 30 Nov 2000 14 Dec 2001	4.59 0.78 1.02	10,000 10,000 10,000	— — —	— — —	(10,000 (10,000 (10,000	) ) )	— — —	8 Dec 1999 30 Nov 2000 14 Dec 2001	8 Dec 2009 30 Nov 2010 14 Dec 2011

(1)
On 2 October 2003, Mr. Perkel was granted an additional option to acquire 687,500 shares at an exercise price of £1.42.

        The directors did not exercise any options during the year. On 1 April 2003 each non-executive director agreed to cancel and terminate all outstanding options held in exchange for a one-time cash payment based on the spread of the market value over the exercise price, given some assumed share appreciation over the remaining period of exercisability. The total cash payment to all the directors was £116,000.

        The market price of the shares at 30 April 2003 was £1.21 and the range during the year was £0.70 to £1.23.

Merant share price performance (not subject to audit)

        This following 5 year graph illustrates Merant total shareholder return compared to the UK software and computer services sector (FTSES&C) between 1 May 1998 and 30 April 2003. This sector has been chosen as appropriate for comparison due to the specific circumstances that have affected this industry over the past three years which have not equally impacted the wider market.

(1 May 1998 = 100)

        This graph illustrates Merant total shareholder return compared to the UK software and computer services sector between 1 May 2001 and 30 April 2003. This time period was chosen as 1 May 2001 was the commencement of the fiscal year during which the Company sold its ACT and EDC business units and brought in a new management team.

(1 May 2001 = 100)

On behalf of the Board

Michel Berty
Chairman of the Remuneration Committee

15 October 2003

MERANT plc
FINANCIAL STATEMENTS

STATEMENT OF DIRECTORS' RESPONSIBILITIES
IN RESPECT OF THE FINANCIAL STATEMENTS

        Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements the directors are required to:

  (a)
  select suitable accounting policies and then apply them consistently;

  (b)
  make judgements and estimates that are reasonable and prudent;

  (c)
  state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

  (d)
  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

        The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

MERANT plc
FINANCIAL STATEMENTS 2003

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF MERANT PLC

We have audited the financial statements on pages 21 to 43. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on page 18, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 9 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

  •
  The financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 April 2003 and of the loss of the Group for the year then ended; and

  •
  The financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
St Albans
23 October 2003

MERANT plc
FINANCIAL STATEMENTS 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Years ended 30 April
	Notes	2003 £'000		2002 £'000
Turnover: continuing business
Licence fees		29,636		33,387
Maintenance subscriptions		38,902		39,779
Training and consulting		10,054		13,902

		78,592		87,068
Turnover: discontinued business	3	—		31,207

Total turnover	2	78,592		118,275

Cost of sales: continuing business
Cost of licence fees		1,852		1,429
Cost of maintenance revenue		5,179		5,855
Cost of service revenue		9,172		13,832

		16,203		21,116

Cost of sales: discontinued business	3	—		5,510

Total cost of sales		16,203		26,626

Gross profit		62,389		91,649

Operating expenses
Research and development		17,792		24,187
Sales and marketing		32,158		58,922
Amortization of goodwill and other intangibles		13,485		35,896
Other general and administrative		9,646		18,042

Total general and administrative		23,131		53,938
Total operating expenses		73,081		137,047

Operating (loss):
Continuing business		(10,692)		(41,953)
Discontinued business		—		(3,445)

Total operating (loss)	4	(10,692)		(45,398)

Exceptional items:
Continuing operations:
Fundamental restructuring costs	18	(3,515)		(13,342)
Loss on disposal of fixed assets		—		(1,761)
Discontinued operations:
Gain/(loss) on termination of business operation	3	594		(3,139)

(Loss) on ordinary activities before interest		(13,613)		(63,640)

Other interest receivable and similar income	7	843		1,751
Interest payable and similar charges	8	(28)		(137)

(Loss) on ordinary activities before taxation		(12,798)		(62,026)

Taxation	9	300		—

Retained (loss) for the year	20	(12,498)		(62,026)

(Loss) per share: basic	10	(12.4	)p	(49.6	)p
(Loss) per share: diluted	10	(12.4	)p	(49.6	)p

The notes on pages 28 to 43 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2003

CONSOLIDATED BALANCE SHEET

		30 April 2003 £'000	30 April 2002 Restated £'000
Fixed assets
Intangible fixed assets	11	8,606	21,782
Tangible fixed assets	12	1,970	3,255
Investments	13	6,993	5,858

Total fixed assets		17,569	30,895

Current assets
Stocks		90	94
Debtors	14	19,458	25,176
Cash and bank deposits		45,538	71,620

Total current assets		65,086	96,890

Creditors: amounts falling due within one year	15	44,860	58,271

Net current assets		20,226	38,619

Total assets less current liabilities		37,795	69,514

Provisions for liabilities and charges	18	4,479	10,299

Net assets		33,316	59,215

Capital and reserves
Called up share capital	19	2,078	2,300
Share premium account	20	201,741	200,865
Capital redemption reserve	20	937	697
Profit and loss account	20	(171,440)	(144,647)

Equity shareholders' funds		33,316	59,215

The financial statements on pages 21 to 43 were approved by the Board of Directors and signed on its behalf by:

J. Michael Gullard
Director

15 October 2003

The notes on pages 28 to 43 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2003

CONSOLIDATED CASH FLOW STATEMENT

	Years ended 30 April
	2003 £'000	2002 £'000
Net cash (outflow) from operating activities	(8,225)	(22,752)

Returns on investments and servicing of finance:
Interest received	843	1,751
Interest paid	(28)	(137)

Net cash inflow from returns on investments and servicing of finance	815	1,614

Taxation	(475)	(2,026)

Capital expenditure and financial investment:
Purchases of tangible fixed assets	(1,395)	(2,592)
Investment in own shares	(2,250)	—
Proceeds from sale of own shares	1,370	1,316
Disposal of tangible fixed assets	—	11,594

Net cash (outflow)/inflow from capital expenditure and financial investment:	(2,275)	10,318

Acquisitions and disposals:
Proceeds from sale of subsidiary undertakings	—	50,106
Net cash (sold) with subsidiary undertakings	—	(5,122)

Net cash inflow from acquisitions and disposals	—	44,984

Cash (outflow)/inflow before financing	(10,160)	32,138
Issue of ordinary shares	897	161
Cancellation of ordinary shares	(11,659)	(23,052)
Expenses attributable to issue/cancellation of ordinary shares	(118)	(403)
Bank loan	—	(1,404)

Net cash outflow from financing	(10,880)	(24,698)

(Decrease)/increase in cash in the year	(21,040)	7,440

The notes on pages 28 to 43 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2002

NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	Years ended 30 April
	2003 £'000	2002 Restated £'000
(i) Reconciliation of operating (loss) to Net cash (outflow) from operating activities
Operating (loss)	(10,692)	(45,398)
Depreciation charges	2,257	10,661
Amortisation charges	13,485	35,896
Employee benefit trust costs	250	—
Loss on sale of tangible fixed assets	—	(1,761)
Exceptional items	(2,921)	(8,854)
(Increase)/decrease in stocks	(3)	56
Decrease/(increase) in debtors	4,296	(5,149)
Decrease in creditors	(14,897)	(8,203)

	(8,225)	(22,752)

(ii) Reconciliation to net funds
(Decrease)/increase in cash during the year	(21,040)	7,440
Cash inflow from movement in debt	—	1,404

	(21,040)	8,844

Translation difference	(5,042)	2,977
	(26,082)	11,821
Net funds, beginning of year	71,620	59,799

Net funds, end of year	45,538	71,620

	Balances at 30 April 2002 £'000	Cash flow £'000	Exchange differences £'000	Balances at 30 April 2003 £'000
(iii) Analysis of net funds
Cash	71,620	(21,040)	(5,042)	45,538

The notes on pages 28 to 43 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2003

COMPANY BALANCE SHEET

	Notes	30 April 2003 £'000	30 April 2002 £'000
Fixed assets
Investments	13	217,628	216,493

Total fixed assets		217,628	216,493

Current assets
Amounts owed by subsidiary undertakings		2,615	5,546
Other debtors		5	181
Cash and bank deposits		188	227

Total current assets		2,808	5,954

Creditors: amounts falling due within one year
Amounts owed to subsidiary undertakings		9,479	—
Accrued expenses		180	384

		9,659	384

Net current (liabilities)/assets		(6,851)	5,570

Net assets		210,777	222,063

Capital and reserves
Called up share capital	19	2,078	2,300
Share premium account	20	201,741	200,865
Capital redemption reserve	20	937	697
Profit and loss account	20	6,021	18,201

Equity shareholders' funds		210,777	222,063

The financial statements on pages 21 to 43 were approved by the Board of directors and signed on its behalf by:

J. Michael Gullard
Director

15 October 2003

The notes on pages 28 to 43 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2003

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Years ended 30 April	2003 £'000	2002 £'000
(Loss) for the year	(12,498)	(62,026)
Currency translation adjustment	(2,518)	4,252

Total recognised gains and losses for the year	(15,016)	(57,774)

The notes on pages 28 to 43 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2003

RECONCILIATIONS OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Group 2003 £'000	Group 2002 £'000	Company 2003 £'000	Company 2002 £'000
(Loss)/profit for the year	(12,498)	(62,026)	(403)	25,026
Share buy back	(11,777)	(23,455)	(11,777)	(23,455)
Share options exercised	894	246	894	246
Goodwill taken to profit and loss account on disposal	—	11,732	—	—
Currency translation adjustment	(2,518)	4,252	—	—

Net (reduction in)/addition to shareholders' funds	(25,899)	(69,251)	(11,286)	1,817
Opening shareholders' funds	59,215	128,466	222,063	220,246

Closing shareholders' funds	33,316	59,215	210,777	222,063

The notes on pages 28 to 43 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2003

NOTES TO THE FINANCIAL STATEMENTS

Note 1 Significant accounting policies

        The following accounting policies have been applied consistently in dealing with items that are considered material in relation to the Group's financial statements.

Basis of preparation

        The financial statements have been prepared in accordance with applicable accounting standards under the historical cost accounting rules and the provisions of the Companies Act 1985.

Basis of consolidation

        The consolidated financial statements include the financial statements of Merant Plc (the Company) and its subsidiary undertakings made up to 30 April 2003. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

        Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

Turnover

        Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to customers.

        The Group's revenue recognition policies are in accordance with the principles of AICPA's Statement of Position 97-2 (SOP 97-2) Software Revenue Recognition, amendments to SOP 97-2 in SOP 98-4 and 98-9 Software Revenue Recognition with respect to Certain Transactions, and the associated AICPA Technical Practice Aids.

        License fees:    the standard end user licence agreement for the Group's products provides for an initial fee to use the product in perpetuity up to a maximum number of users. We also enter into other types of licence arrangements, typically with major end user customers, which allow for the use of our products, usually restricted by the number of employees, the number of users, or the licence term. Licence fees are recognized as revenues upon product shipment, provided a signed agreement is in place, fees are fixed or determinable, no significant vendor obligations remain and collection of the resulting debt is deemed probable. Fees from licences sold together with consulting services are generally recognized upon shipment if the above criteria have been met and payment of the licence fees is not dependent upon the performance of the consulting services. Where these criteria have not been met, both the licence and consulting fees are recognized as the services are performed.

        Maintenance subscriptions:    maintenance agreements generally call for the Group to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognised over the term of the support agreement on a pro-rata basis. Payments for maintenance fees are generally made in advance and are non-refundable.

        Training and consulting:    the Group recognises revenue from consulting and education as the services are performed.

Software product assets

        Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off to research and development costs when incurred. Purchased software assets are amortised using the straight line method over the useful economic life, which is no more than five years.

Goodwill

        Purchased goodwill arising on business combination in respect of acquisitions before 1 February 1998, when FRS 10 Goodwill and intangible assets was adopted, was written off to reserves in the year of acquisition. In the event of a subsequent disposition, any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

        Purchased goodwill (representing the excess of the fair value of the consideration, and associated costs, given over the fair value of the separable net assets acquired) arising on business combinations in respect of acquisitions since 1 February 1998 is capitalised. Goodwill is amortised to nil by equal annual instalments over its estimated useful life. On the subsequent disposal or termination of a business acquired since 1 January 1998, the profit or loss on disposal or termination is calculated after charging the unamortised element of any related goodwill.

Tangible fixed assets

        Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets over their estimated useful economic lives as follows:

Leasehold improvements	over the lease term or life of asset
Computer equipment	3–5 years straight line
Office equipment	5–11 years straight line

        The carrying values of tangible fixed assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

Investments

        In the Company's financial statements investments in subsidiary undertakings are stated at cost unless, in the opinion of the Directors, there has been an impairment to their value in which case they are immediately written down to the estimated recoverable amount.

        In the Group's financial statements investments in own shares are stated at cost unless, in the opinion of the Directors, there has been an impairment to their value in which case they are immediately written down to the estimated recoverable amount.

Leasing

        Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the term of the lease.

Deferred taxation

        Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Cash and bank deposits

        Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Translation of foreign currencies

        Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

        The assets and liabilities of overseas subsidiary undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Gains and losses arising on these translations are taken to reserves, net of exchange differences arising on related foreign currency borrowings.

Pensions

        Merant has entered into arrangements under which it makes contributions to retirement plans independently administered by insurance companies and other financial institutions. Contributions are charged to the profit and loss account in the year in which they become payable.

Employee share schemes

        The costs of employee awards that take the form of shares or rights to shares are recognised over the period of the employee's related performance.

Note 2 Segmental information

        The Group previously operated in four business divisions. The Group disposed of its Application Creation & Transformation and Enterprise Data Connectivity Divisions during the year ended 30 April 2002. The operating results of those businesses are disclosed as discontinued operations. The Group now operates in one business segment, Enterprise Change Management. The following table analyses revenue by business segment, based on the Group's historical operating divisions.

Years ended 30 April	2003 £'000	2002 £'000
Turnover:
Enterprise Change Management Division	78,592	87,068
Discontinued operations:
Application Creation & Transformation Division	—	17,481
Enterprise Data Connectivity Division	—	13,726

	78,592	118,275

Net operating (liabilities):
Enterprise Change Management Division	(19,215)	(18,263)

        The following table analyses worldwide operations by geographical area, based on the location of Group facilities.

Years ended 30 April	2003 £'000	2002 £'000
Total turnover:
United Kingdom	13,972	21,368
United States	48,977	75,468
Europe (excluding U.K.)	11,329	18,836
Other	4,314	6,771

	78,592	122,443

Inter-segment turnover:
United Kingdom	—	(3,851)
United States	—	—
Europe (excluding U.K.)	—	(317)
Other	—	—

	—	(4,168)

Third party turnover:
United Kingdom	13,972	17,517
United States	48,977	75,468
Europe (excluding U.K.)	11,329	18,519
Other	4,314	6,771

	78,592	118,275

Loss on ordinary activities before interest and tax:
United Kingdom	(4,999)	(40,834)
United States	(5,794)	(1,377)
Europe (excluding U.K.)	(2,397)	875
Other	(423)	(4,062)

	(13,613)	(45,398)

Net operating (liabilities):
United Kingdom	188,738	(2,422)
United States	(201,909)	(14,049)
Europe (excluding U.K.)	(1,405)	(666)
Other	(4,639)	(1,126)

	(19,215)	(18,263)

        Turnover to third parties is disclosed by origin above. This does not differ significantly from turnover to third parties by destination.

        Inter-segment turnover principally represents charges for product transfers and for administrative costs between locations. Operating (loss) excludes interest income and expense and, correspondingly, net operating (liabilities) exclude interest-bearing assets and liabilities. The following table reconciles net operating (liabilities) as shown above to net assets as shown in the balance sheet:

Years ended 30 April	2003 £'000	2002 £'000
Net operating (liabilities)	(19,215)	(18,263)
Cash and bank deposits	45,538	71,620
Investment in own shares	6,993	5,858

Net assets	33,316	59,215

Note 3 Discontinued businesses

        In the year ended 30 April 2002, the Group sold its Application Creation and Transformation (ACT) Division and its Enterprise Data Connectivity (EDC) Division. The Group reported the operating results of these businesses as discontinued operations. The following table discloses the operating results of each division for the year ended 30 April 2002:

Year ended 30 April 2002	ACT Division £'000	EDC Division £'000	TOTAL £'000
Revenue	17,481	13,726	31,207
Cost of revenue	(3,833)	(1,677)	(5,510)

Gross profit	13,648	12,049	25,697
Research and development costs	(3,738)	(2,616)	(6,354)
Sales and marketing costs	(6,215)	(5,803)	(12,018)
Amortisation of goodwill and other intangibles	(1,037)	(4,856)	(5,893)
Other general and administrative costs	(3,829)	(1,048)	(4,877)

Total general and administrative costs	(4,866)	(5,904)	(10,770)
Operating (loss) before and after taxation	(1,171)	(2,274)	(3,445)

        The gain/(loss) arising on the termination of the divisions consists of the following:

Years ended 30 April	ACT Division £'000	EDC Division £'000	Total 2003 £'000	Total 2002 £'000
Net proceeds	—	—	—	56,301
Deduct:
Carrying value of goodwill now written off	—	—	—	(16,196)
Other disposal costs	—	—	—	(43,244)
Final settlement	—	594	594

	—	594	594	(59,440)

Gain/(loss) on business disposal, before taxation	—	594	594	(3,139)
Taxation	—	—	—	—

Gain/(loss) on business disposal, after taxation	—	594	594	(3,139)

        The year ended 30 April 2003 saw the finalisation of the disposal of two business units, ACT and EDC. The disposal of these business units occurred in the year ended 30 April 2002, however, final settlement of all post closing contractual adjustments was not reached until 2003, resulting in an exceptional gain of £594,000 being recorded in the year ended 30 April 2003.

Note 4 Operating (loss)

        Operating (loss) is stated after charging (or crediting):

Years ended 30 April	2003 £'000	2002 £'000
Auditors' remuneration:
Audit (Group)	481	623
Audit (Company)	192	123
Non audit fees paid to the auditor (Ernst & Young)*	120	197
Non audit fees paid to the auditor (KPMG)	52	—
Operating lease rentals:
Plant & machinery	590	1,964
Other	2,114	4,863
Rental income	—	(277)
Depreciation of tangible fixed assets	2,257	7,632
Amortisation of intangible fixed assets
—goodwill	13,371	35,322
—other	114	574
Research and development costs	17,792	24,187
(Gain)/loss on foreign exchange	(51)	869

*
Ernst & Young were auditors of the French and German subsidiaries

Note 5 Remuneration of directors

Years ended 30 April	2003 £'000	2002 £'000
Directors' emoluments	1,088	2,572
Company contributions to pension schemes	3	3
Compensation for loss of office	—	844

	1,091	3,419

        The aggregate of emoluments of the highest paid director was £770,000 (2002: £1,801,000), and pension contributions of £3,000 (2002: £3,000) were made on his behalf. In the year ended 30 April 2002 Mr. Greenfield, the Group's former chief executive officer, received additional compensation for loss of employment, approved by the board of directors, of approximately £844,000.

        On 1 April 2003 each non-executive director agreed to cancel and terminate all outstanding options held in exchange for a one-time cash payment based on the spread of the market value over the exercise price, given some assumed share appreciation over the remaining period of exercisability. The total cash payment to all the directors was £116,000.

        None of the directors exercised share options during the year.

        Further information on the remuneration of directors is included in the Directors Remuneration Report on page 13.

Note 6 Staff numbers and costs

        The average monthly numbers of staff, including directors, employed by the Group was as follows:

Years ended 30 April	2003 No.	2002 No.
By location
United Kingdom	144	199
United States	368	575
Other	92	180

	604	954

By category
Sales and marketing	214	241
General and administration	99	167
Other	291	546

	604	954

        Staff costs, which include salaries, bonus and commissions, amounted to:

Years ended 30 April	2003 £'000	2002 £'000
United Kingdom	8,169	13,891
United States	29,574	44,235
Other	5,298	10,577

	43,041	68,703
Social security costs	3,979	5,701
Other pension costs	448	1,570

	47,468	75,974

        Other pension costs principally represent amounts paid by the Group to personal pension schemes operated by its employees. In the United Kingdom, Merant contributes to employee pensions on a percentage-of-salary basis, subject to certain predetermined limits. Arrangements for employees in other countries have been established on similar bases, subject to local regulations and practices in the countries concerned.

Note 7 Other interest receivable and similar income

Years ended 30 April	2003 £'000	2002 £'000
Other	843	1,751

Note 8 Interest payable and similar charges

Years ended 30 April	2003 £'000	2002 £'000
On bank loans and overdrafts	—	124
Other	28	13

	28	137

Note 9 Taxation

        The taxation charge consists of the following:

Years ended 30 April	2003 £'000	2002 £'000
U.K. corporation tax
Current tax on income for the year	(476)	(307)
Double taxation relief	(192)	—

	(668)	(307)
Foreign tax
Current tax on income for the year	370	269
Adjustments in respect of prior periods	34	38
Other	(305)	—

Total current tax	(569)	307
Deferred tax	269	—

Total tax credit	(300)	—

        The following table analyses differences between taxes at the U.K. statutory tax rate and taxes at the effective rate:

Years ended 30 April	2003 £'000	2002 £'000
(Loss) on ordinary activities before tax	(12,798)	(62,026)
Current tax	(3,839)	(18,608)
Expenses not deductible for tax purposes	4,598	10,597
Tax losses	1,607	8,122
Others	(2,935)	(111)

Total current tax credit	(569)	—

Effective tax rate	4.4%	—

        The Group's effective tax rate in each of the past two years has been significantly distorted by the impact of permanent differences between accounting profits and taxable profits, principally the provisions for amortisation of goodwill which are not an allowable expense for tax purposes. The tax rate is also impacted by the distribution of corporate profits and losses among the tax jurisdictions in which the Group operates. The Group expects that its effective tax rate will continue to be significantly impacted by provisions for amortisation of goodwill in the year ended 30 April 2004.

        Merant has unrecognised deferred tax assets at 30 April 2003 of £12,493,000 (2002: £15,480,000). These assets relate to losses brought forward from previous years. The directors do not consider it appropriate to recognise this asset at the year end as the Group is not expected to be tax paying in the foreseeable future in the countries where the losses are held.

        The corporation tax returns of certain U.S. subsidiary undertakings for the financial years ended 31 January 1996 to 31 January 1997 have been examined by the U.S. Internal Revenue Service, which has proposed increases to the amount of U.S. income taxes due in respect of those years. Based upon initial discussions with the UK Inland Revenue the Group believes that the outcome of the examination will not give rise to any adverse material profit and loss account adjustment to the financial statements.

Note 10 (Loss) per share

        Basic (loss) per share is computed as the (loss) for the year after taxation, divided by the weighted average number of ordinary shares outstanding during the year. Shares held by the employee benefit trusts are excluded, except for those which are contingently issuable, and for which all the conditions of issue have been met.

        Diluted (loss) per share is computed based on basic (loss) per share, as adjusted for shares issuable upon exercise of dilutive share options. The computation assumes the proceeds from the exercise of dilutive share options are used to repurchase the Company's ordinary shares at their average market price during each period.

Years ended 30 April	2003 £'000		2002 £'000
(Loss) after taxation	(12,498)		(62,026)

Weighted average number of ordinary shares:
In issue	105,796		130,702
Owned by employee share ownership trust	(5,057)		(5,610)

Used in computing basic and diluted (loss) per share	100,739		125,092

(Loss) per share: basic	(12.4	)p	(49.6	)p
(Loss) per share: diluted	(12.4	)p	(49.6	)p

Share options were anti-dilutive and therefore excluded from the computations.

Note 11 Intangible fixed assets

	Software product assets £'000	Goodwill £'000	Total £'000
Cost:
At 30 April 2002	4,056	119,363	123,419
Currency fluctuations	(351)		(351)
Additions	313	—	313
At 30 April 2003	4,018	119,363	123,381

Amortisation:
At 30 April 2002	3,969	97,668	101,637
Currency fluctuations	(347)	—	(347)
Provision for the period	114	13,371	13,485
At 30 April 2003	3,736	111,039	114,775

Net book values:
At 30 April 2002	87	21,695	21,782

At 30 April 2003	282	8,324	8,606

Goodwill is amortised over its useful economic life which is a period of no longer than five years.

Note 12 Tangible fixed assets

Group:

	Leasehold improvements Restated £'000	Office equipment Restated £'000	Computer hardware and software Restated £'000	Total Restated £'000
Cost:
At 30 April 2002	6,810	5,422	12,422	24,654
Currency fluctuations	(521)	(324)	(749)	(1,594)
Additions	202	25	1,168	1,395
Disposals	(4,299)	(1,514)	(2,097)	(7,910)
At 30 April 2003	2,192	3,609	10,744	16,545

Depreciation:
At 30 April 2002	5,683	4,957	10,759	21,399
Currency fluctuations	(235)	(262)	(674)	(1,171)
Provision for the period	204	194	1,859	2,257
Disposals	(4,299)	(1,514)	(2,097)	(7,910)
At 30 April 2003	1,353	3,375	9,847	14,575

Net book values:
At 30 April 2002	1,127	465	1,663	3,255

At 30 April 2003	839	234	897	1,970

        Re-classifications—Certain prior year amounts have been re-classified to comply with current year presentation.

Note 13 Investments

(a) Group:

        Investment in own shares represents the cost of ordinary shares in Merant plc acquired by Merant Trustees Limited on behalf of the Merant Employee Benefit Trust 1994 ("the 1994 Trust") and the Merant Employee Benefit Trust 2003 ("the 2003 Trust"). The shares have been acquired for the employee share option plans and the Employee Share Purchase Plan (see note 23).

1994 Trust	Cost £'000	Provisions £'000	Value £'000
Beginning of year	6,752	(894)	5,858
Sold to ESPP participants	(1,370)	506	(864)
Shares purchased	366	—	366
Additional provision	—	(250)	(250)

End of year	5,748	(638)	5,110
2003 Trust
Beginning of year	—	—	—
Shares purchased	1,883	—	1,883

End of year	1,883	—	1,883

Total as at 30 April 2003	7,631	(638)	6,993

        As at 30 April 2003 the 1994 Trust owned 4,768,087 shares, representing 4.6% of the Company's issued ordinary shares, with a nominal value of £95,000 and a market value of £5,110,000. As at 30 April 2002 the 1994 Trust owned 5,565,869 shares, representing 4.8% of the Company's issued ordinary shares, with a nominal value of £111,000 and a market value of £5,955,000.

        During the year ended 30 April 2003 the Company established a new trust, the "2003 Trust". As at 30 April 2003 the 2003 Trust owned 1,550,000 (2002: nil) shares, representing 1.5% of the Company's issued ordinary shares, with a nominal value of £31,000 and a market value of £1,883,000.

        The Company has made provisions to reflect anticipated losses on the future sale of these shares to optionholders and participants in the Employee Share Purchase Plan. The Trusts have not waived their right to dividends in respect of this shareholding. The assets and liabilities of the Trusts, as well as their operating costs, are included in Merant's consolidated financial statements.

(b) Company:

30 April 2003 £'000
Investments in subsidiary undertakings at beginning and end of year	210,635
Investment in own shares (see (a) above)	6,993

217,628

        The principal subsidiary undertakings at 30 April 2003, all of which are included in the Group's consolidated results, are:

	Notes	Country of incorporation and operation	Principal activity	Class and percentage of shares held
Merant Holdings Limited	1	U.K.	Holding Company	100% ordinary shares
Merant International Limited	1	U.K.	Software design and development	100% ordinary shares
Merant, Inc	2	U.S.A.	Software design and development	100% ordinary shares
Merant Pty Limited	2	Australia	Software design and development	100% ordinary shares
Merant SA	2	France	Software design and development	100% ordinary shares
Merant Gmbh	2	Germany	Software design and development	100% ordinary shares
Merant Investments Limited	1,3	Jersey	Financing Company	100% ordinary shares
Merant BV	2	Netherlands	Software design and development	100% ordinary shares
Merant Pte Ltd	2	Singapore	Software design and development	100% ordinary shares

(1)
Held directly by the Company

(2)
Held by a subsidiary undertaking

(3)
Operating as a financing company.

A full list of subsidiaries will be included in the Company's annual return.

Note 14 Debtors

	30 April 2003 £'000	30 April 2002 £'000
Trade debtors	15,878	22,115
Deferred tax asset	—	269
Other debtors and prepaid expenses	3,580	2,792

	19,458	25,176

All amounts are due within one year.

        Merant has unrecognised deferred tax assets at 30 April 2003 of £12,493,000 (2002: £15,480,000). These assets relate to losses brought forward from previous years. The directors do not consider it appropriate to recognise this asset at the year end as the Group is not expected to be tax paying in the foreseeable future in the countries where the losses are held.

        Included within other debtors and prepaid expenses is £392,000 (2002: £429,000) in relation to a loan outstanding from the Group's previous Chief Executive Officer, Mr. Greenfield and £75,000 ($120,000) in relation to a loan outstanding from the Group's Senior Vice President of Sales, Mr Dunne (see note 24).

Note 15 Creditors: amounts falling due within one year

	30 April 2003 £'000	30 April 2002 £'000
Trade creditors	1,237	2,612
Current corporation tax	5,988	6,950
Other taxes and social security costs	1,202	4,533
Product royalties and purchases	401	789
Accrued employee compensation and commissions	5,549	5,220
Deferred revenue	25,983	27,967
Other accrued expenses	4,500	10,200

	44,860	58,271

        Re-classifications—Certain prior year amounts have been re-classified to comply with current year presentation.

Note 16 Lease commitments

        Annual commitments under non-cancelable operating leases are as follows:

	Land and buildings		Other
	30 April 2003 £'000	30 April 2002 £'000	30 April 2003 £'000	30 April 2002 £'000
Operating leases which expire:
Within one year	307	235	142	267
In the second to fifth years inclusive	2,052	3,413	211	700
Over five years	1,265	1,683	6	—

	3,624	5,331	359	967

Note 17 Capital commitments

        Capital commitments at the end of the financial year, for which no provision has been made, are as follows:

	30 April 2003 £'000	30 April 2002 £'000
Contracted	360	—

Note 18 Provisions for liabilities and charges

Restructuring provisions Restated £'000
As at 30 April 2002	10,299
Charge for the year	3,515
Utilised	(9,335)

As at 30 April 2003	4,479

        Re-classifications—Certain prior year amounts have been re-classified to comply with current year presentation.

        The provision for restructuring as at 30 April 2002 relates to the fundamental restructuring following the disposal of the Application Creation and Transformation Division and the Enterprise Data Connectivity Division in the year ended 30 April 2002.

        During the year the Group recorded fundamental restructuring charges of £3.5m. The amounts were all related to the Group's previously announced restructuring programme with the aim of re-focusing the Group into the software configuration management market, plus growth initiatives, and to return the Group to profitability.

Note 19 Called up share capital

	Ordinary shares of 2p each:
	Authorised £'000	Issued £'000	Amount £'000
Balance, 30 April 2001	212,000	134,962	2,699
Share buy-back	—	(20,247)	(405)
Share options exercised	—	312	6

Balance, 30 April 2002	212,000	115,027	2,300

Share buy-back	—	(11,991)	(240)
Share options exercised	—	900	18

Balance, 30 April 2003	212,000	103,936	2,078

The issued shares are allotted, called up and fully paid.

        Merant plc has been authorised by its members to make market purchases of its own shares (within the meaning of section 163(3) of the Companies Act 1985). Between 11 June 2002 and 15 January 2003 the Company purchased for cancellation 11,991,229 ordinary shares with a nominal value of £240,000, representing approximately 10% of the Company's issued share capital in June 2002. The aggregate consideration was £11,777,000, representing an average price of approximately £0.98 per ordinary share. The shares were purchased on the London Stock Exchange and were cancelled immediately.

        During the year 900,000 ordinary shares with a nominal value of £18,000 were issued for £894,000, representing an average price of approximately £0.99 per share. In 2002, 312,000 ordinary shares with a nominal value of £6,235 were issued for £246,000, representing an average price of approximately £0.79 per share.

Note 20 Share premium and reserves

	Share premium account £'000	Capital redemption reserve £'000	Profit and loss account £'000
Group:
At beginning of year	200,865	697	(144,647)
Share buy-back	—	240	(11,777)
Retained loss for the year	—	—	(12,498)
Share options exercised	876	—	—
Currency translation	—	—	(2,518)

At end of year	201,741	937	(171,440)

Company:
At beginning of year	200,865	697	18,201
Share buy-back	—	240	(11,777)
Retained loss for the year	—	—	(403)
Share options exercised	876	—	—

At end of year	201,741	937	6,021

        The cumulative value of goodwill written off on acquisitions between December 23 1989 and April 30 2003 was £nil (2002: £nil). The amount of goodwill written off prior to December 23 1989 is not readily available and has been omitted on the grounds that it is not likely to be material.

Note 21 Financial instruments

        An explanation of the Group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the Group in its activities is set out below.

        Merant's principal financial instruments comprise cash and short-term deposits. The main purpose of these financial instruments is to fund the operations of the business. Merant has various other financial instruments, such as trade debtors and trade creditors that arise directly from its operations. It is, and has been, throughout the period under review, the Group's policy that no trading in financial instruments is undertaken.

        The main risks arising from the Group's operations are liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged during the period under review.

  Liquidity risks

        The Group's objective is to maintain a balance between maximisation of investment returns and liquidity by restriction of the permitted investments and the duration to maturity of those investments.

  Foreign currency risk

        As a result of the significant investment in overseas operations, movements in foreign currency exchange rates can significantly affect the Group's balance sheet. Historically, the majority of our revenue arose in U.S. dollars, whereas our costs were incurred approximately equally in U.S. dollars and other currencies, predominately pounds sterling. More recently, however, the currencies of revenue and expenses have been closely aligned. Nevertheless, fluctuations in exchange rates, particularly between the U.S. dollar and the pound sterling, may have a significant impact on the Group's operating results. In 2003 and 2002 fluctuations between the U.S. dollar and the pound sterling have been significant, going from $1.4572 per £1 at 30 April 2002 to $1.5982 per £1 at 30 April 2003. However the Group has managed its assets and liabilities in such a way so as to minimize the overall net impact and, hence, net exchange rate gains or losses on operational transactions have not been significant.

        The Group also has transactional exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency.

Interest rate exposures:

        The interest rate risk profile of the Group's financial assets, excluding short-term debtors and creditors, is as follows:

	30 April 2003 £'000	30 April 2002 £'000
Floating rate financial assets:
U.S. dollars	37,283	64,466
Euros	5,067	4,352
Sterling	1,733	1,299
Japanese yen	363	594
Australian dollars	560	332
Korean won	308	295
Indian rupees	216	244
Other currencies	8	38

	45,538	71,620

        Floating rate financial assets comprise cash balances on current accounts and money market deposits at call. Where these assets are interest-bearing, interest rates are set by the respective depositaries.

Currency exposures:

        The Group's objectives in managing currency exposures arising from its net investments overseas are explained above. Net foreign currency monetary assets/liabilities held by the Group's sterling operations are as follows:

	30 April 2003 £'000	30 April 2002 £'000
U.S. dollar	20,044	19,198
Euros	1,267	926
Japanese yen	—	354
Other currencies	—	20

	21,311	20,498

Fair values:

        The fair values of all the Group's financial assets and liabilities, excluding short-term debtors and creditors, which have been determined on the basis of market value, are not materially different from the book values shown below:

	30 April 2003 £'000	30 April 2002 £'000
Primary financial instruments:
Cash and bank deposits	45,538	71,620

	45,538	71,620

Note 22 Contingent liabilities

        In December 1998 and January 1999 seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated amended complaint, which was filed on 9 June 1999. The lead plaintiffs sought to have the matter certified as a class action of purchasers of American Depositary Shares of the Company during the period from 27 June 1998 to 12 November 1998, including the former shareholders of Intersolv, Inc. who acquired American Depositary Shares of the Company in connection with the merger involving the two companies. The consolidated complaint alleged various violations of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 and sought unspecified compensatory damages for alleged failure to disclose material non-public information concerning the Company's business condition and prospects. In May 1999, the Company filed a motion to transfer the matter to the Northern District of California, and the Court granted the Company's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. The defendants filed a motion to dismiss the newly-amended complaint in June 2000 and plaintiffs opposed this motion. A hearing on the motion took place in September 2000. On 20 December 2000 the Court issued a ruling granting in part and denying in part the defendant's motion to dismiss. The court dismissed all of plaintiffs' allegations, with the exception of certain allegations that defendants misled the market regarding the Company's plans for its Y2K business. On 16 February 2001, the defendants answered the second consolidated amended complaint, denying the remaining allegations and asserting affirmative defences against the claim. On 19 June 2001 the Court entered a Stipulation and Order Regarding Class Certification ("Class Certification Order").

        On 21 August 2002 the parties entered into a Stipulation of Settlement (the "Settlement Agreement") under which all claims in this litigation were settled. All payments made under the Settlement Agreement to settle this litigation and all associated costs were paid by the Company's insurance carrier. On December 18 2002, the United States District Court for the Northern District of California finally approved the settlement and the case was dismissed.

        The Company and its subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect Merant's financial position, results of operations, or liquidity.

Note 23 Share plans

Employee share option plans

        The Company's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to Merant. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in monthly or annual instalments commencing one year after the date of grant. Unexercised options lapse as a consequence of the optionholder ceasing to be employed by Merant or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

        In September 1998 shareholders approved the 1998 Share Option Plan, which authorised the Company to grant a maximum of 21,552,000 under the 1998, 1996 and 1991 Share Option Plans. This authority will expire on 24 September 2008.

        Options are also outstanding as a result of grants made under Merant's previous share option plans and under share option plans adopted by Merant as a result of corporate acquisitions. Authority to grant new options under these plans has expired, but options granted under those plans continue to be exercisable in accordance with the original grant rules, or the acquisition agreements.

        In addition to options granted by the Company, Merant Trustees Limited ("MTL") is permitted to acquire ordinary shares in the Company and to grant options over them, under the terms of the Merant Employee Benefit Trust 1994 and the Employee Benefit Trust 2003 ("the Trusts"). The Trusts were established to further the Company's policy of encouraging employee share ownership. At 30 April 2003 MTL owned 6,318,087 shares, of which 2,000,000 were reserved for options which had been granted by MTL and remained outstanding as at 30 April 2003. The remaining 4,318,087 shares were available for the grant of further options and for the Employee Share Purchase Plan (see "Employee Share Purchase Plans", below). The shares held by the Trusts are included in investment (see note 13).

        Share option activity under all of the share option plans is summarised below:

	Number of shares	Option price per share
Outstanding, 30 April 2001	22,548,223	£0.34-£7.15
Options granted	12,755,650	£0.65-£1.18
Options exercised	(311,765)	£0.73-£1.06
Options cancelled	(9,930,732)	£0.34-£7.15

Outstanding, 30 April 2002	25,061,376	£0.65-£7.15
Options granted	7,543,850	£0.72-£1.23
Options exercised	(854,581)	£0.65-£1.08
Options cancelled	(10,385,941)	£0.65-£7.15

Outstanding, 30 April 2003	21,364,704	£0.65-£6.28

        Options outstanding at 30 April 2003 were granted under the authorities indicated below:

Authority for grant of options	Number of shares	Option price per share
1996 Share Option Plan	13,250	£2.12-£6.28
1998 Share Option Plan	18,417,264	£0.65-£4.54
INTERSOLV plans	934,190	£1.48-£3.64

	19,364,704	£0.65-£6.28
The 1994 Trust	2,000,000	£0.69-£0.94

Outstanding, 30 April 2003	21,364,704	£0.65-£6.28

        These options are exercisable between 2003 and 2013. The proceeds on exercise of all outstanding options at 30 April 2003 would be £25,693,000 (2002: £35,497,000).

        Not all of the outstanding options are currently exercisable. At 30 April 2003 options for 6,350,000 shares (2002: 9,759,000 shares) were currently exercisable at prices per share of between £0.65 and £6.28; the proceeds from exercise of these options at 30 April 2003 would be £8,862,000 (2002: £19,077,000).

Employee share purchase plans

        All full-time employees are eligible to participate in the Employee Share Purchase Plan (ESPP), which was approved by shareholders at the 1999 annual general meeting. Under the terms of the ESPP, payroll deductions are made during approximate six-month offering periods for the purpose of purchasing ordinary shares at the end of an offering period. Participants may purchase shares at a price equivalent to 85% of the market value at either the beginning or the end of the offering period, whichever is the lower. In the year ended 30 April 2003, employees participating in the ESPP acquired approximately 1,097,000 ordinary shares in the Company. At 30 April 2003, amounts totaling £255,000 had been collected under the plan's seventh offering period, which expired in June 2003.

Note 24 Related Party Transactions

        "Other debtors and prepaid expenses" (note 14) includes a loan to Mr. Greenfield, a former director of the Company, amounting to U.S. $627,000 (equivalent to £392,000 using year-end exchange rates, equivalent to £429,000 using 30 April 2002 exchange rates).

        In August 1999, one of the Company's subsidiary undertakings, Merant Inc., a California corporation, entered into a loan agreement with Mr. Greenfield, who was Chief Executive Officer of the Company at the time. The loan was made in conjunction with a home purchase by Mr. Greenfield and is secured by that property.

        The following table shows the movements on the loan account:

Years ended 30 April	2003 £'000	2002 £'000
Loan outstanding, beginning of year	429	873
Repaid during the year	(30)	(476)
Interest charged during the year	30	41
Difference arising from currency fluctuations	(37)	(9)

Loan outstanding, end of year	392	429

Of which:
Principal	392	429
Interest	—	—

        The loan is denominated in U.S. dollars and accrues interest at a rate of 7.5% per annum, which is comparable to mortgage interest rates in the United States and higher than the rate that Merant generally earned on invested cash. The maximum principal outstanding during 2003 was £429,000. The loan matured on 30 August 2003 and was repaid on that date.

        On February 20, 2002, Merant Inc. made a loan in the principal amount of $120,000 to Robert Dunne, the company's Senior Vice President of Sales. Under the terms of this loan, the outstanding principal balance bears interest at a rate of 5.25% per annum and the loan must be repaid through fixed and regular payroll deductions from salary and bonuses, if any, until such time as the loan is repaid in full.

MERANT plc
FINANCIAL STATEMENTS 2003

FIVE YEAR RECORD

(In thousands of G.B. pounds (except per share data and percentages)	Year ended 30 April 2003		Year ended 30 April 2002 Restated		Year ended 30 April 2001		Year ended 30 April 2000		Fifteen months ended 30 April 1999
Results for the year:
Turnover	78,592		118,275		215,433		227,283		215,473
Operating profit(loss) excluding amortisation of goodwill and exceptional items	2,793		(10,076)		2,720		9,509		17,886
Amortisation of goodwill and other intangibles	(13,485)		(35,896)		(42,482)		(39,150)		(21,915)
Exceptional items	(2,921)		(18,242)		(14,571)		(8,491)		(11,831)
Operating (loss) after amortisation of goodwill and exceptional items	(13,613)		(64,214)		(54,332)		(38,132)		(15,860)
Interest income, net	815		1,614		4,287		2,763		4,288
(Loss) on ordinary activities before taxation	(12,798)		(62,026)		(50,046)		(35,369)		(11,572)
Retained (loss) for the year	(12,498)		(62,026)		(50,914)		(35,461)		(15,279)
(Loss) per share: basic	(12.4	)p	(49.6	)p	(37.9	)p	(24.9	)p	(14.3	)p
(Loss) per share: diluted	(12.4	)p	(49.6	)p	(37.9	)p	(24.9	)p	(14.3	)p
Average number of shares in issue (thousands)	105,796		130,702		139,952		145,958		110,714
Financial position at end of year:
Cash and bank deposits	45,538		71,620		61,200		79,543		75,394
Total assets	82,655		127,785		230,775		304,559		322,361
Total shareholders' funds	33,316		59,215		128,466		198,484		217,109
Financial condition:
Working capital	20,226		38,619		29,461		60,219		62,370
Current ratio	1.45		1.66		1.32		1.70		1.67

MERANT plc
FINANCIAL STATEMENTS 2003

FURTHER INFORMATION FOR SHAREHOLDERS

Forward-Looking Statements

        We have made forward-looking statements in this annual report about our industry, our business, our plans and objectives and our financial condition and results of operations that are based on the current expectations, assumptions and estimates of our management and on information currently available to us. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and are subject to various risks and uncertainties, known and unknown, that could cause our actual results and financial position to differ materially from the information presented in this annual report. When used in this document, the words "may," "anticipate," "objective," "believe," "intend," "estimate," "expect," "realize," "likely," "unlikely" and other similar expressions, as they relate to Merant, its business or its management, are intended to identify forward-looking statements.

        Forward-looking statements reflect our current view with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the future results, performance and achievements that may be expressed or implied by the forward-looking statements, including, among others, those set forth elsewhere in this annual report, especially under the heading "Risk Factors", in our reports filed with the U.S. Securities and Exchange Commission (the SEC) under the U.S. Securities Exchange Act of 1934 and the following:

  •
  our ability to effectively manage costs against uncertain revenue expectations and reduce costs quickly in response to revenue shortfalls

  •
  the potential for fluctuations or a decrease in periodic revenue or a slowdown in revenue growth resulting from delays in timing of sales and the delivery of products or services, and the number and magnitude of large orders in a particular period

  •
  our ability to continue transforming our business strategy to focus on our enterprise change management products and services and away from certain of its past primary markets, including the market for Year 2000 products and services, the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services

  •
  our ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level

  •
  the extent to which the current weakness in the economic climate generally and in information technology spending in particular continues or becomes worse over time

  •
  our ability to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management products

  •
  the potential need for enterprise change management products to shift based on changes in technology and customer needs

  •
  the effect of competitors' efforts to enter our markets and the possible success of existing competitors in those markets

  •
  our ability to manage and integrate businesses we have acquired or may acquire in the future

  •
  other risks detailed below under "Risk Factors."

        Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected, planned or intended. We disclaim any obligation to update the forward-looking statements contained herein, except as may be required by the United States' federal securities laws.

Annual general meeting of shareholders

        The 2003 annual general meeting of Merant plc will be held in London on 4 December 2003. The full Notice of Meeting is being sent to shareholders with this Annual Report.

Ordinary shares

        The Company's ordinary shares are listed on the London Stock Exchange under the symbol MRN. The Company's shares are also traded on the NASDAQ Stock Market in the United States in the form of ADSs, evidenced by American depositary receipts, under the symbol MRNT. In March 1998, the Company undertook a subdivision (or stock split) of its ordinary shares on a 5-for-1 basis and adjusted the value of its ADSs such that each ADS now represents five ordinary shares. All share and per-share references included in this report reflect the impact of this stock split.

        The table below shows, in respect of each of the Company's last eight quarters:

  •
  the highest and lowest middle market quotation as reported in the Daily Official List of the London Stock Exchange (in respect of ordinary shares) and

  •
  the highest and lowest bid price as reported by the NASDAQ National Market System (in respect of ADSs, each of which represents five ordinary shares).

		London Stock Exchange (in G.B. pounds)		NASDAQ (in U.S. dollars)
Merant quarters:
		High	Low	High	Low
2002	First quarter	1.17	0.64	8.43	4.45
	Second quarter	1.13	0.61	8.43	4.00
	Third quarter	1.18	0.81	8.49	5.75
	Fourth quarter	1.18	1.01	8.65	6.84
2003	First quarter	1.10	0.81	8.40	6.10
	Second quarter	0.89	0.70	6.97	5.12
	Third quarter	1.01	0.75	8.07	5.55
	Fourth quarter	1.23	0.96	10.00	7.55

U.S. Securities Law Matters

        We are required to comply with various U.S. securities laws and regulations because we have ADSs, evidenced by American depositary receipts, registered with the U.S. Securities and Exchange Commission ("SEC") that are traded in the United States on the NASDAQ National Market.

        SEC Filings.    As a foreign private issuer in the United States, we are required to make certain filings with the SEC, including periodic filings on Form 6-K and an annual report on Form 20-F. We generally file by means of Form 6-K any information that we make public, or are required to make public, in accordance with English law, any information that we file, or are required to file, with the London Stock Exchange or the Financial Services Authority, and any information that we distribute, or are required to distribute, to our shareholders.

        Form 20-F is similar to the annual Form 10-K filing required of U.S. public companies, except that Form 20-F makes allowances for the differences in legal and regulatory obligations applicable to non-U.S. companies. The filing includes a general introduction to our company, and sections discussing, among other items, information regarding our directors and officers, financial information, risk factors, a description of our business, our facilities, the nature of our trading markets and our principal shareholders.

        We plan to file a Form 20-F with the SEC for the fiscal year ended 30 April, 2003 at around the time this annual report is disseminated to our shareholders. You may obtain a copy of this Form 20-F without charge by contacting "Investor Relations" listed at the back of this annual report.

        Electronic Filings.    The SEC maintains a web site located at http://www.sec.gov. that contains a searchable database of filings, reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Risk Factors

        You should carefully consider the following risk factors. The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Forward-Looking Statements."

Our operating results may fluctuate significantly, and any fluctuations could adversely affect the price of our securities.

        Historically, our quarterly and annual operating results have fluctuated and we expect them to continue to fluctuate in the future. If we fail to meet the expectations of securities analysts and investors as a result of any future fluctuations in our quarterly operating results, the market price of our securities would likely decrease. We expect that our operating results may fluctuate significantly in the future due to a variety of factors, including:

  •
  demand for, and acceptance of, our products,

  •
  the size and timing of customer orders and the lengthy sales cycle,

  •
  product life cycles,

  •
  our ability, and that of our competitors, to introduce and market new and enhanced product versions on a timely basis,

  •
  customer order deferrals in anticipation of new or enhanced products or technologies,

  •
  the timing of product introductions or enhancements by us or by our competitors,

  •
  technological changes in the software or hardware industries,

  •
  changes in the mix of distribution channels through which our products are offered,

  •
  purchasing patterns of distributors and retailers, including those based on customer budgeting cycles,

  •
  the quality of our products,

  •
  price and other competitive conditions in the industry, including consolidation in the industry,

  •
  changes in our level of operating expenses,

  •
  our inability to reduce expenses rapidly in response to any shortfall in revenue,

  •
  changes in our sales incentive plans,

  •
  changes in our executive or sales management,

  •
  our ability to acquire and effectively integrate, or divest, as the case may be, companies and products,

  •
  the cancellation of licenses during the warranty period,

  •
  non-renewal of maintenance agreements,

  •
  the effects of extended payment terms (particularly for international customers),

  •
  economic and/or political conditions generally or in various geographic areas, and

  •
  other factors discussed in this section.

Market volatility may cause the price of our securities to decline.

        The market price of our securities has been, and is likely to continue to be, highly volatile. The global stock markets have experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our securities.

        Factors that could adversely affect our market price include:

  •
  actual or anticipated fluctuations in our operating results,

  •
  changes in financial estimates or trading recommendations by securities analysts,

  •
  announcements of technological innovations,

  •
  new products or new contracts achieved by us or by our competitors,

  •
  developments with respect to patents, copyrights or other proprietary rights,

  •
  conditions and trends in the software and other technology industries,

  •
  adoption of new accounting standards, or new interpretations of existing standards affecting the software industry, and

  •
  general market conditions.

        In the past fiscal year, the Company and certain of its present and former officers and/or directors agreed to settle a class action lawsuit alleging, among other things, violations of the U.S. securities laws. There can be no assurance that the Company and/or its officers and directors may not be the subject of additional lawsuits in the future in connection with, among other things, the possible market price volatility of our securities.

Our insignificant backlog and long sales cycle combined with costs that are fixed, make it difficult to predict future revenue and compensate for a revenue shortfall.

        Historically, we have operated with little product backlog because we generally ship our products when we receive an order. As a result, our product revenue in any quarter will depend on the volume, magnitude and timing of orders received in that quarter, and our ability to fill those orders. In addition, the purchase process of our customers typically ranges from a few weeks to several months or longer from initial inquiry to order, which makes it difficult to predict the timing of sales and license fees. Furthermore, the timing of customer orders is typically weighted toward the end of the fiscal quarter and we therefore derive a substantial portion of our quarterly revenue from transactions occurring relatively late in the quarter. Our staffing and operating expenses are based on anticipated revenue levels, and a high percentage of our costs is fixed in the short term and does not vary with revenue. Because of these factors, small variations between anticipated orders and actual orders, as well as the occurrence or non-occurrence of non-recurring or large orders, can cause disproportionate variations in our operating results from quarter to quarter. As a result, and due to the typical size of customers' orders, our quarterly operating results and cash flow would suffer from a lost or delayed sale. Historically, we have been dependent upon large enterprise transactions with individual customers. Moreover, if significant sales occur earlier in a given period than expected, operating results for later quarters may suffer.

The current depressed general economic and market conditions could cause decreases in demand for our software and related services, which could negatively affect our revenue and operating results and the market price of our securities.

        Downturns in general economic and market conditions such as those being experienced at present may result in customers postponing or cancelling software purchasing decisions. If demand for our software and related services decreases, our revenues may decrease and our operating results would be negatively impacted. The market price of our securities could similarly be negatively impacted as the result of this decreased demand and resulting effect on operating results.

Seasonality can cause our operating results to fluctuate.

        Our revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, historically, we have experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognise a high proportion of quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

If our new products and services fail to achieve customer acceptance, or if we fail to manage product transitions, our business reputation and financial performance would suffer.

        We are in a market that is subject to rapid technological change. We must continually adapt to that change by improving our products and introducing new products, technologies and services. Our growth and financial performance will depend in part on our ability to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions on a timely and cost-effective basis. This depends in part on our ability to attract and retain qualified employees. In the past, we have experienced delays and increased expenses in developing new products. We may not be successful in marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

Product defects can be expensive to fix and can cause us to lose customers.

        Software products as complex as those we offer may contain undetected errors or failures when first introduced or as new versions are released. Despite our testing, as well as testing and use by current and potential customers, errors might be found in new products after commencement of commercial shipments. The cost of correcting such errors could be substantial and there could be associated adverse publicity. For these reasons, the occurrence of errors could result in loss of or delay in market acceptance of our products.

Protection of our intellectual property is limited, which may affect our competitive position.

        Our success depends upon our proprietary software technology. Despite the precautions we take to protect our proprietary rights, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult, and although we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in some foreign countries where we distribute our products. Patents have been granted on fundamental technologies in software, and third party patents may issue that relate to fundamental technologies incorporated into our products.

Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent us from selling our products.

        Third parties may, as has occurred in the past, assert intellectual property infringement claims against us concerning our products, trademarks or other proprietary rights. If such claims are asserted, we may have to seek licenses, defend infringement actions or challenge the validity of the disputed third party intellectual property rights. Licenses may not be available on reasonable commercial terms, if at all and the failure to obtain a license from a third party for technology that we use could cause us to incur substantial liabilities and to suspend the production and sale of certain products. If we cannot obtain required licenses, are found liable for infringement or are not able to have the disputed third party intellectual property rights declared invalid, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from participating in the development, use or sale of technologies covered by the intellectual property rights of others.

        With regard to those technologies that we license from third parties, we must rely upon those third parties for information on the ownership of the licensed technologies. As a result, our exposure to infringement claims may increase. We generally obtain representations as to the ownership of licensed technology and seek indemnification to cover any breach of these representations. However, representations may not be accurate and indemnification, if available, may not provide adequate compensation or protection for breach of the representations.

        In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish their validity. Litigation to determine the validity of any claims could result in significant expense and divert the efforts of our technical and management personnel from operating activities, whether or not the litigation is determined in our favour. In the event of an adverse ruling in any litigation, we may be required to pay substantial damages, to discontinue the use and sale of infringing products, to expend significant resources to develop non-infringing technology or to obtain licenses to the infringed technology. Our failure to develop or license a substitute technology could prevent us from selling our products. As the number of software products in the industry increases and the functionality of these products further overlaps, it is possible that software developers may become increasingly subject to infringement claims. Any claims against us, with or without merit, as well as claims we initiate against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

Competition can lead to pricing pressures and loss of market.

        Rapid technological change and aggressive competition characterize the markets in which we compete. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies, including customers, may develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, we may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers. Consolidation within our industry may exacerbate the competitive risks described above.

International sales account for a significant portion of our revenue, which exposes us to the business and economic risks of global operations.

        In fiscal years 2003, 2002 and 2001, sales to customers outside of the United States represented approximately 38%, 43% and 39% of our revenue, respectively. We intend to continue our non-U.S. business.

        The risks inherent in conducting international business generally include:

  •
  exposure to exchange rate fluctuations

  •
  longer payment cycles

  •
  greater difficulties in accounts receivable collection and enforcing agreements

  •
  tariffs and other restrictions on foreign trade

  •
  U.S., European Union and other countries' export requirements

  •
  economic and political instability

  •
  withholding and other tax consequences

  •
  restrictions on repatriation of earnings

  •
  the burdens of complying with a wide variety of foreign laws

  •
  general economic and political conditions.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to manage our business successfully or sell our products.

        Substantially all of our senior management personnel are relatively recent hires, including but not limited to our President and Chief Executive Officer, Gerald Perkel, who joined the company in September 2001, and our success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and we may not be able to attract and retain a sufficient number of qualified personnel to successfully conduct our business in the future. Our success depends, to a significant degree, upon the continued contributions of our key management, marketing, product development, professional services and operational personnel, including, as the case may be, key personnel of acquired companies. We cannot ensure the continued employment of our key personnel and we do not maintain key person life insurance on any of these persons.

If we are unable to manage growth, our business may be adversely affected.

        To manage our growth effectively, we must continue to improve our systems and to motivate and effectively manage an evolving workforce. If management is unable to effectively manage a changing and growing business, the quality of our products, retention of key employees and our results of operations could be materially adversely affected.

If we engage in future business combinations, we may fail to integrate acquired businesses effectively, which could disrupt our ongoing business and generate negative publicity.

        We have completed a number of business combinations in recent years, most recently the merger with Intersolv, Inc. in September 1998, and the acquisitions of Essential Software, Inc. in August 1999, EnterpriseLink Technology Corporation in November 1999, Trillium Software Corporation in December 1999, Northern Software Partners AS in January 2000, and the Enterprise Division of NetObjects, Inc. in February 2001. We may complete additional acquisitions in the future. The process of integrating an acquired company's business into our operations may result in unforeseen operating difficulties and expenditures. It may also absorb significant management attention that would otherwise be available for the ongoing development and operation of our business. Moreover, the anticipated financial, strategic and other benefits of an acquisition might not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurring of debt and contingent liabilities, and amortization provisions related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

  •
  difficulties in the assimilation of the operations, personnel, practices, technologies and products of the acquired companies,

  •
  difficulties in managing diverse geographic sales and research and development operations,

  •
  the diversion of management attention from other business priorities or issues,

  •
  risks of entering markets in which we have no or limited direct prior experience, and

  •
  the potential loss of key employees of Merant or the acquired company.

The rights of our shareholders may differ from the shareholder rights of a U.S. corporation.

        The rights of shareholders and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985, and by our Memorandum and Articles of Association. These rights differ in many respects from the rights of shareholders in typical U.S. corporations. You may have more difficulty asserting your rights as a shareholder than you would as a shareholder of a company organized in a jurisdiction within the United States.

U.S. investors may have difficulty in serving process or enforcing a judgment against us.

        We are a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against us, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

Exchange rate fluctuations can cause operating results to fluctuate.

        Historically the majority of our revenue arose in U.S. dollars, whereas our costs were incurred approximately equally in U.S. dollars and other currencies, predominately pounds sterling. More recently, however, the currencies of revenue and expenses have been closely aligned. Nevertheless, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on our operating results, notably when expressed in G.B. pounds. In 2003 and 2002 fluctuations between the U.S. dollar and the pound sterling have been significant, going from $1.4572 per £1 at April 30 2002 to $1.5982 per £1 at April 20 2003. In fiscal years 2002 and 2001 and, fluctuations between the U.S. dollar and the G.B. pound were not significant, and net exchange rate gains or losses on operational transactions were not material.

        We prepare consolidated financial statements expressed in G.B. pounds. We translate revenue, costs and expenses arising in currencies other than the reporting currency using average exchange rates. We translate assets and liabilities denominated in currencies other than the reporting currency at exchange rates in effect at the balance sheet date.

Risks related to doing business with the United States government

        We sell our products, maintenance, training and services, directly and indirectly, from time to time, to agencies of the U.S. government. Companies selling to the U.S.. government may be subject to a variety of specialized regulations governing areas such as employment practices, product pricing and discount practices, and contract management. Our compliance with the terms and conditions of individual government contracts, including, but not limited to contractual disclosures, and sales activity reporting systems, have been audited in the past, are currently audited, and may be audited in the future. There can be no assurance that any such audit may not result in a cost adjustment, refund, penalty and/or further investigation. Any of these possible scenarios could be expensive and distracting to us, in terms of the time and management of personnel and outside professional resources needed to respond to the government's audit or investigation demands, and the associated costs.

INVESTOR RELATIONS

Merant

3445 NW 211th Terrace
Hillsboro, Oregon 97124, U.S.A.
www.merant.com
e-mail: investor-relations@merant.com

REGISTRAR AND TRANSFER AGENT

Lloyds TSB Registrars

The Causeway, Worthing
West Sussex BN99 6DA, U.K.

ADR DEPOSITARY

Bank of New York

ADR Division
101 Barclay Street, 22nd Floor
New York, NY 10286, U.S.A.

REGISTERED OFFICE

Merant plc

Abbey View
Everard Close
St. Albans
Hertfordshire, AL1 2PS, U.K.
Registered No: 1709998

STOCKBROKERS

Bridgewell Securities

128 Queen Victoria Street
London, EC4V 4BJ, U.K.
and The Stock Exchange
London, EC2N 1HP, U.K.

AUDITORS

KPMG Audit Plc

Aquis Court, 31 Fishpool Street
St Albans, Hetfordshire
AL3 4RF

LEGAL COUNSEL/SOLICITORS

Macfarlanes
10 Norwich Street
London EC4A 1BD, U.K.

MARKETS FOR SHARES

London Stock Exchange symbol: MRN
NASDAQ National Market symbol: MRNT

BOARD OF DIRECTORS

J. Michael Gullard (non executive)

Chairman of the Board
General Partner, Cornerstone Management

Gerald Perkel

President and Chief Executive Officer

Michel Berty (non executive)

CEO and Chairman of Security Biometrics Inc.

Harold Hughes (non executive)

Director, London Pacific Group Ltd,
Xilinx, Inc., and Remec, Inc.

Barry X Lynn (non executive)

President & CEO, Be eXceL management inc.

Don C. Watters (non executive)

Former Director, McKinsey & Company
Member of McKinsey & Company Advisory Council

SENIOR MANAGEMENT

Gerald Perkel

President and Chief Executive Officer

Scott Hildebrandt

Senior Vice President and
Chief Financial Officer

Stephen King

Senior Vice President and
General Manager

Robert F. Dunne

Senior Vice President,
Americas and Asia Pacific Region

Rees Withers

Senior Vice President,
Europe, Middle East & Africa Region

Robert Blaskowsky

Vice President and
Chief Information Officer

Diane Williams

Vice President,
Human Resources

Stephen M. Going

Vice President,
General Counsel and Company Secretary

www.merant.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you have sold or transferred all your ordinary shares in Merant plc, please pass this document, together with the accompanying Form of Proxy to the party through whom the sale or transfer was effected for transmission to the purchaser or transferee.

MERANT PLC
(Registered in England No. 1709998)

        October 27, 2003

ANNUAL GENERAL MEETING

Dear Shareholder,

        You will find on page 3 of this document a notice (the "Notice") convening the 2003 Annual General Meeting of Merant plc (the "Company"). The Annual General Meeting will be held at 9:00 a.m. on Thursday, December 4, 2003 at the offices of Bridgewell Securities Limited, Old Change House, 128 Queen Victoria Street, London EC4V 4BJ, United Kingdom. The purpose of this letter is to explain the resolutions set out in the Notice (the "Resolutions") which are to be considered at the Annual General Meeting.

Ordinary Business

        The ordinary business of the Meeting is set out in Resolutions 1 through 4. The Directors' Report and audited Financial Statements are included with the 2003 Annual Report to Shareholders (the "Annual Report") posted herewith. Biographies of the Directors being proposed for re-election are set out commencing on page 6 of the Annual Report. The fourth resolution concerns the re-appointment of KPMG as the Company's auditors.

Special Business

        The special business of the Meeting is set out in Resolutions 5 and 6. As special business your Directors are, firstly, proposing the renewal of the Directors' authority to allot shares for cash other than to Shareholders in proportion to their existing shareholdings and, secondly, proposing the approval of the Directors' Remuneration Report.

  Authority to Disapply Pre-emptive Rights

        The previous renewal of authority to allot shares for cash other than to Shareholders in proportion to their existing shareholdings was granted at the Annual General Meeting held on December 5, 2002. This authority expires on the date of the forthcoming Annual General Meeting. Accordingly, pursuant to Resolution 5, which will be proposed as a special resolution, your Directors are now seeking to renew, until the next Annual General Meeting, their authority to allot shares for cash other than to Shareholders in proportion to their existing shareholdings. In the case of allotments of shares for cash, other than pursuant to a rights issue or similar issue, the authority will be limited to the number of shares representing 5% of the issued ordinary share capital at October 15, 2003. This amounts to a total of 5,262,745 shares with a nominal value of £105,255. Under the Companies Act 1985, the Directors are able to grant options over shares pursuant to an employees' share scheme, as defined in such Act, without the requirement for such an authority.

  Directors' Remuneration Report

        The sixth resolution, which will be proposed as an ordinary resolution, concerns the approval of the Directors' Remuneration Report. Under the 2002 Directors' Remuneration Report Regulations which became law in August 2002, listed companies in the United Kingdom are now required to put a resolution to its shareholders to approve this report. The report is set out on pages 13 through 17 of the Annual Report.

Actions to be taken

        Every shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and, on a poll, to vote instead of that shareholder. A proxy need not be a member of the Company

        A form of proxy for use at the Annual General Meeting is enclosed (the "Form of Proxy"). Whether or not you plan to attend the Annual General Meeting, please complete, sign and return the enclosed Form of Proxy in accordance with the instructions printed thereon so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, as soon as possible and, in any event, not later than 48 hours before the time of the Annual General Meeting. Returning a Form of Proxy will not prevent you from attending and voting in person at the meeting if you so wish.

        Your directors are of the opinion that these Resolutions are in the best interests of both the Company and its Shareholders. Accordingly, they recommend you to vote in favour of the Resolutions, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

J. Michael Gullard, Chairman of the Board

2

MERANT PLC
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the twentieth Annual General Meeting of Merant plc ("the Company") will be held at the offices of Bridgewell Securities Limited, Old Change House, 128 Queen Victoria Street, London EC4V 4BJ, United Kingdom on Thursday, December 4, 2003 at 9:00 a.m. for the following purposes:

ORDINARY BUSINESS

1.
Adoption of Directors' Report and Financial Statements
To receive, consider and adopt the Directors' Report and audited Financial Statements for the year ended April 30, 2003.

2.
Re-election of director
To re-elect Gerald Perkel, who retires by rotation and is eligible for re-appointment, as a director.

3.
Re-election of director
To re-elect Don Watters, who retires by rotation and is eligible for re-appointment, as a director.

4.
Re-appointment of auditors
To re-appoint KPMG as auditors of the Company to hold office until the conclusion of the next Annual General Meeting at which accounts are laid before the Company and to authorise the directors of the Company to determine the auditors' remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, pass resolutions 5 and 6. Resolution 5 will be proposed as a special resolution and Resolution 6 will be proposed as an ordinary resolution.

5.
Renewal of authority to disapply pre-emptive rights
That the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985, as amended ("the Act") to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred on December 5, 2002 as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(a)
to the allotment of equity securities in connection with a rights issue or other issue of shares in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(b)
to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate of 5,262,745 ordinary shares of 2p each (representing 5% of the issued share capital of the Company as at October 15, 2003)

    and further, that this power shall expire on the date of the next Annual General Meeting of the Company or, if earlier, 15 months after the date of passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

6.
Approval of Directors' Remuneration Report
That the Directors' Remuneration Report set out on pages 13 through 17 of the Annual Report be and it is hereby approved.

By Order of the Board of Directors

Stephen M. Going
Secretary

Registered Office:
Abbey View
Everard Close
St. Albans
Hertfordshire, AL1 2PS, U.K.

October 27, 2003

3

Notes:

1.
A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not also be a member of the Company. Members wishing to vote by proxy may use the enclosed form of proxy (the "Form of Proxy"). Returning the Form of Proxy will not prevent you from attending and voting in person at the Meeting if you so wish.

2.
To be valid, the Proxy and any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, not later than 9:00 a.m. on December 2, 2003.

3.
The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on December 2, 2003 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on December 2, 2003 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4.
The Register of Directors' Interests and the service contracts of the Directors will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company from the date of this notice until the date of the meeting and at the meeting from fifteen minutes prior to its commencement until its conclusion.

4

For Office Use Only

Number of Shares

MERANT plc

FORM OF PROXY FOR ANNUAL GENERAL MEETING OF
MERANT PLC
AT 9:00 A.M. ON DECEMBER 4, 2003

Please read the Notice of Meeting and the explanatory letter before carefully completing this form.

I/We

(FULL NAMES IN BLOCK CAPITALS PLEASE)

of

being a holder(s) of ordinary shares of 2p each in the capital of the Company hereby appoint the Chairman of the Meeting (SEE NOTE 2)

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 9.00 a.m. on December 4, 2003 and at any adjournment thereof.

        Please indicate which way you wish your proxy to vote on each Resolution by inserting "X" in the appropriate space provided.

ORDINARY BUSINESS

		FOR	AGAINST	VOTE WITHHELD*	DISCRETIONARY
1.	To adopt the Directors' Report and Financial Statements
2.	To re-elect Gerald Perkel as a director
3.	To re-elect Don Watters as a director
4.	To re-appoint KPMG as auditors

SPECIAL BUSINESS

		FOR	AGAINST	VOTE WITHHELD*	DISCRETIONARY
5.	To renew authority to disapply pre-emptive rights
6.	To approve the Directors' Remuneration Report

Unless otherwise instructed or if you select 'Discretionary' the proxy will vote or abstain from voting at his/her discretion. The proxy will vote or abstain from voting as he/she thinks fit on any other matter properly presented to the Meeting. This proxy will only be used in the event of a poll being called/demanded.

Signature	Date	2003
NOTES:
1.	In the case of joint holdings, only one holder need sign but the names of all joint holders should be given. The vote of the first named in the register of members who tenders a proxy, will be accepted to the exclusion of the votes of other joint holders.
2.	The words "the Chairman of the Meeting" may be struck out and the name(s) of some other person(s) substituted. This person need not be a member of the Company. Any alterations to this Form of Proxy should be initialled
3.	This form must be signed by the appointer or his attorney duly authorised in writing. A corporation must execute this form either under its Common Seal or under the hand of an officer or attorney duly authorised in writing.
4.	To be valid, this form, duly completed together with any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL at the address overleaf no later than 9:00 a.m. on December 2, 2003.
5.	A member can appoint more than one person (who need not be a member) to act as his/her proxy. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.
6.*	The 'Vote Withheld' option is provided to enable you to abstain on any particular resolution. However it should be noted that a 'Vote Withheld' is not a vote in law and will not be calculated in the calculation of the proportion of the votes 'For' and 'Against' a resolution.

BUSINESS REPLY SERVICE Licence No. SEA 10846
1

              Lloyds TSB Registrars
              The Causeway
              Worthing
              West Sussex
              BN99 6ZL

QuickLinks

SIGNATURE
2003 ANNUAL REPORT AND ACCOUNTS
MERANT plc TABLE OF CONTENTS
MERANT plc YEAR ENDED 30 APRIL 2003
MERANT plc FINANCIAL REVIEW YEAR ENDED 30 APRIL 2003
MERANT plc DIRECTORS' REPORT
YEAR ENDED 30 APRIL 2003
MERANT plc REPORT ON CORPORATE GOVERNANCE
YEAR ENDED 30 APRIL 2003
MERANT plc DIRECTORS' REMUNERATION REPORT
YEAR ENDED 30 APRIL 2003
MERANT plc FINANCIAL STATEMENTS
STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS
MERANT plc FINANCIAL STATEMENTS 2003
INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF MERANT PLC
MERANT plc FINANCIAL STATEMENTS 2003
CONSOLIDATED PROFIT AND LOSS ACCOUNT
MERANT plc FINANCIAL STATEMENTS 2003
CONSOLIDATED BALANCE SHEET
MERANT plc FINANCIAL STATEMENTS 2003
CONSOLIDATED CASH FLOW STATEMENT
MERANT plc FINANCIAL STATEMENTS 2002
NOTES TO CONSOLIDATED CASH FLOW STATEMENT
MERANT plc FINANCIAL STATEMENTS 2003
COMPANY BALANCE SHEET
MERANT plc FINANCIAL STATEMENTS 2003
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
MERANT plc FINANCIAL STATEMENTS 2003
RECONCILIATIONS OF MOVEMENTS IN SHAREHOLDERS' FUNDS
MERANT plc FINANCIAL STATEMENTS 2003 NOTES TO THE FINANCIAL STATEMENTS
MERANT plc FINANCIAL STATEMENTS 2003 FIVE YEAR RECORD
MERANT plc FINANCIAL STATEMENTS 2003 FURTHER INFORMATION FOR SHAREHOLDERS
MERANT PLC (Registered in England No. 1709998)
ANNUAL GENERAL MEETING
ORDINARY BUSINESS
SPECIAL BUSINESS